   As Filed with the Securities and Exchange Commission on January 28, 1999
                          Registration No. 333-65887

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                         PRE-EFFECTIVE AMENDMENT NO. 1
                                      TO
                                   FORM S-6

                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

A. Exact name of Trust:    Massachusetts Mutual Variable Life Separate Account I

B. Name of Depositor:      Massachusetts Mutual Life Insurance Company

C. Complete address of     1295 State Street
   Depositor's principal   Springfield, MA 01111
   executive offices:

D. Name and address of     Ann Lomeli
   Agent for Service       Corporate Secretary
   of Process:             1295 State Street
                           Springfield, MA 01111

   It is proposed that this filing will become effective (check appropriate box)

   _________           immediately upon filing pursuant to paragraph (b) of Rule
                       485.

   _________           on __________pursuant to paragraph (b) of Rule 485.

   _________           60 days after filing pursuant to paragraph (a)(1) of Rule
                       485

   _________           on __________pursuant to paragraph (a)(1) of Rule 485.

   _________           this post effective amendment designates a new effective
                       date for a previously filed post effective amendment.

E. Title of Securities being registered: Flexible Premium Variable Adjustable Life Insurance Policies

F. Approximate date of proposed public offering: As soon as practicable after the effective date of this
                                                 Registration Statement.

                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

Item No. of
Form N-8B-2    Caption
-----------    -------
    1          Cover Page; The Separate Account

    2          Cover Page; The Separate Account

    3          Investments of the Separate Account

    4          Sales and Other Agreements

    5          The Separate Account

    6          The Separate Account

    7          Not Applicable

    8          Not Applicable

    9          Legal Proceedings

    10 Cover Page; Withdrawals; Termination; Premiums; Death Benefits Under the Policy; Free Look Provision; Account Value; Policy Loan Privilege; The Separate Account; Charges Under the Policy; Sales and Other Agreements; When We Pay Proceeds; Payment Options; Our Rights; Your Voting Rights; General Provisions of the Policy

    11         The Separate Account

    12         The Separate Account; Sales and Other Agreements

    13         The Separate Account; Charges Under the Policy

    14         Premiums; The Separate Account; Sales and Other Agreements

    15         Premiums; The Separate Account

    16         The Separate Account; Investment Return

    17         Account Value; The Separate Account; Cash Surrender Value;
               Withdrawals; Payment Options

    18         The Separate Account

                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2
Item No. of
Form N-8B-2            Caption
-----------            -------
    20                 Not Applicable

    21                 Policy Loan Privilege

    22                 Not Applicable

    23                 Bonding Arrangement

    24                 Limits on Our Right to Challenge the Policy;
                       Suicide Exclusion; Misstatement of Age or Gender; Assignment; Beneficiary; Our Rights; The Separate Account

    25                 Cover Page

    26                 Not Applicable

    27                 Cover Page; The Separate Account

    28                 Directors of MassMutual

    29                 Not Applicable

    30                 Not Applicable

    31                 Not Applicable

    32                 Not Applicable

    33                 Not Applicable

    34                 Not Applicable

    35                 Cover Page

    36                 Not Applicable

    37                 Not Applicable

    38                 Sales and Other Agreements

    39                 Sales and Other Agreements

                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2
Item No. of
Form N-8B-2          Caption
-----------          -------
    40               Sales and Other Agreements

    41               Sales and Other Agreements

    42               Not Applicable

    43               Sales and Other Agreements

    44 The Separate Account; Investment Return; Charges for Federal Income Tax; Account Value

    45               Not Applicable

    46               The Separate Account; Investment Return; Cash Surrender
                     Value

    47               The Separate Account

    48               The Separate Account

    49               Not Applicable

    50               The Separate Account

    51               Cover Page; Underwriting; Availability; Beneficiary;
                     Reinstatement; Premiums

    52               The Separate Account; Our Rights

    53               Federal Income Tax Considerations

    54               Not Applicable

    55               Not Applicable

    56               Not Applicable

    57               Not Applicable

    58               Not Applicable

    59               Financial Statements

                   Massachusetts Mutual Life Insurance Company

               Flexible Premium Variable Adjustable Life Insurance


This prospectus describes a flexible premium variable adjustable life insurance policy offered by Massachusetts Mutual Life Insurance Company ("MassMutual"). The policy provides lifetime insurance protection for as long as it remains in force.

You, the policyowner, may allocate the net premium for Your policy among several investment options. These investment options include a Guaranteed Principal Account ("GPA") and thirty Separate Account Divisions of a segment of Massachusetts Mutual Variable Life Separate Account I. Each of the Separate Account Divisions invests in a corresponding Fund. The Separate Account Divisions invest in the following Funds:


     MML Series Investment Fund                     Oppenheimer Variable Account Funds
     MML Small Cap Value Equity Fund                Oppenheimer Global Securities Fund
     MML Equity Fund                                Oppenheimer Small Cap Growth Fund
     MML Equity Index Fund                          Oppenheimer Aggressive Growth Fund
     MML Blend Fund                                 Oppenheimer Growth Fund
     MML Managed Bond Fund                          Oppenheimer Growth & Income Fund
                                                    Oppenheimer Multiple Strategies Fund
     Panorama Series Fund, Inc.                     Oppenheimer High Income Fund
     Panorama International Equity Portfolio        Oppenheimer Strategic Bond Fund
     Panorama Growth Portfolio                      Oppenheimer Bond Fund
     Panorama Total Return Portfolio                Oppenheimer Money Fund

     MFS(R) Variable Insurance Trust(SM)            Goldman Sachs Variable Insurance Trust
     MFS(R) New Discovery Series                    Goldman Sachs International Equity Fund
     MFS(R) Emerging Growth Series                  Goldman Sachs Capital Growth Fund
     MFS(R) Research Series                         Goldman Sachs Mid Cap Equity Fund
                                                    Goldman Sachs CORE U.S. Equity Fund
                                                    Goldman Sachs Growth and Income Fund

     T. Rowe Price Equity Series, Inc.              T. Rowe Price Fixed Income Series, Inc
     T. Rowe Price New America Growth Portfolio     T. Rowe Price Limited-Term Bond Portfolio
     T. Rowe Price Mid-Cap Growth Portfolio

     Fidelity Investments Variable Insurance Products Fund II
     Contrafund Portfolio

The policy is "flexible" because You may select the timing and amount of premium payments. The policy is "adjustable" because You may choose to increase or decrease the death benefit and change the death benefit option under the policy. The policy is "variable" because the death benefit may, and cash surrender value will, vary.

MassMutual is a mutual life insurance company established in 1851 under the laws of Massachusetts. We are licensed to transact life, accident and health insurance business in all fifty states of the United States, the District of Columbia, Puerto Rico and certain provinces of Canada. As of December 31, 1997, We had total assets under management of $152 billion and unconsolidated statutory assets of $57.6 billion. The mailing address for the Home Office is Massachusetts Mutual Life Insurance Company, Springfield, Massachusetts 01111-0001. The telephone number is (413) 788-8411.

                                   February 8, 1999
                                   ----------------

The Securities and Exchange Commission has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be amended. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.

This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any state where the offer or sale is not permitted. This prospectus is valid only when accompanied by the prospectuses of the Funds.

You should read and retain this prospectus.

Replacing existing insurance with the policy described in this prospectus may not be to your advantage.

The policy is not available in all jurisdictions. This prospectus is not an offering in any jurisdiction where the policy is not available. MassMutual has not authorized any person to make any representations about the policy other than those contained in this prospectus.


Table Of Contents                                                          Page
                                                                           ----
PART I - General Provisions of the Policy....................................5
     Availability............................................................5
     Underwriting............................................................5
     Charges Under the Policy................................................6
           Deductions from Premiums..........................................7
               Sales Load....................................................7
               State Premium Tax Charge......................................7
               Deferred Acquisition Cost ("DAC") Tax Charge..................7
           Account Value Charges.............................................7
               Administrative Charge.........................................7
               Cost of Insurance Charge......................................7
               Face Amount Charge............................................7
               Rider Charge..................................................7
           Separate Account Charges..........................................7
               Mortality and Expense Risk Charge.............................7
               Charges for Federal Income Taxes..............................8
           Fund Charges......................................................8
           Other Charges.....................................................9
               Withdrawal Charges............................................9
               Loan Interest Rate Expense Charge.............................9
               Substitute Insured Charge.....................................9
     The Separate Account....................................................9
            Investments of the Separate Account..............................9
              MML Series Investment Fund.....................................10
              Oppenheimer Variable Account Funds.............................11
              Panorama Series Fund, Inc......................................12
              Goldman Sachs Variable Insurance Trust.........................13
              MFS(R) Variable Insurance Trust(SM)............................13
              T. Rowe Price Equity Series, Inc...............................14
              T. Rowe Price Fixed Income Series, Inc.........................14
              Fidelity Investments Variable Insurance Products Fund II.......14
              Fund Monitoring................................................15
     The Guaranteed Principal Account........................................15
     Premiums................................................................15
           Minimum Case Premium..............................................15
           Minimum Net First Policy Premium..................................15
           Planned Annual Premiums...........................................15
           Annual Cutoff Policy Premium......................................16
           Minimum and Maximum Premium Payments..............................16
           Net Premium Allocation............................................16
     Termination.............................................................16
           Grace Period......................................................17
           Safety Test.......................................................17
              Safety Test Grace Period.......................................17
     Death Benefit Under the Policy..........................................17
           Minimum Face Amount...............................................17
           Death Benefit Options.............................................17
           Changes in Selected Face Amount...................................18
     Account Value...........................................................18
           Investment Return.................................................19
           Cash Surrender Value..............................................19


           Transfers.........................................................19
              Automated Account Value Transfer...............................20
              Automated Account Re-Balancing.................................20
           Withdrawals.......................................................20
     Policy Loan Privilege...................................................21
           Source of Loan....................................................21
           If Loans Exceed the Policy Account Value..........................21
           Interest..........................................................21
           Repayment.........................................................21
           Interest Credited on Loaned Value.................................22
           Effect of Loan....................................................22
PART II - Additional Provisions of the Policy................................22
     Paid-up Policy Date.....................................................22
     Reinstatement...........................................................22
     Payment Options.........................................................22
           Fixed Amount Payment Option.......................................22
           Fixed Time Payment Option.........................................22
           Lifetime Payment Option...........................................22
           Interest Payment Option...........................................23
           Joint Lifetime Payment Option.....................................23
           Joint Lifetime Payment Option with Reduced Payments...............23
           Withdrawal Rights under Payment Options...........................23
     Beneficiary.............................................................23
     Changing the Policyowner or Beneficiary.................................23
     Right to Substitute Insured.............................................23
     Assignment..............................................................24
     Dividends...............................................................23
     Limits on Our Right to Challenge the Policy.............................23
     Misstatement of Age or Gender...........................................24
     Suicide Exclusion.......................................................24
     When We Pay Proceeds....................................................24
     Free Look Provision.....................................................24
     Additional Benefits By Rider............................................25
           Supplemental Monthly Term Insurance Rider.........................25
           Waiver of Monthly Charges Rider...................................25
PART III - Other Important
Information..................................................................26
     Federal Income Tax Considerations.......................................26
     Your Voting Rights......................................................27
     Our Rights..............................................................28
     Records and Reports.....................................................28
     Sales and Other Agreements..............................................28
     Commissions.............................................................29
     Bonding Arrangement.....................................................29
     Year 2000...............................................................29
     Legal Proceedings.......................................................29
     Experts.................................................................29
     Financial Statements....................................................29
Appendix A - Glossary........................................................A-1
Appendix B - Rates of Return.................................................B-1
Appendix C - Hypothetical Illustrations......................................C-1
Appendix D - Directors of Massachusetts Mutual Life Insurance
               Company.......................................................D-1
Appendix E - Minimum Face Amount Percentages.................................E-1
Appendix F - Financial Statements............................................FF

Part I - General Provisions Of the Policy

This section of the prospectus describes the general provisions of the policy and is subject to the terms of the policy. You may review a copy of the policy upon request.

In the event of a conflict between the terms within this prospectus and the terms of the policy, the policy terms will control.

Certain provisions of the policy as described in this prospectus may differ in a particular state because of specific state requirements.

We define the following terms in Appendix A:

     Case, Insured, Issue Date, Monthly Calculation Date, Net Premium, Policy Anniversary, Policy Date, Policy Year, Policyowner, Valuation Date, Valuation Period and Valuation Time.

Throughout the prospectus, MassMutual is referred to as We, Us or Our, and the policyowner is referred to as You or Your.

Availability.

The policy is available on a case basis. We may define a case as one person. All policies within a case are aggregated for purposes of determining policy dates, loan rates and underwriting requirements. If an individual owns the policy as part of an employer sponsored program, he or she may exercise all rights and privileges under the policy through their employer or other sponsoring entity acting as case administrator. After termination of the employment or other relationship, the individual may exercise such rights and privileges directly with MassMutual.

The minimum total selected face amount is $50,000 per policy. At the time of issue, the insured must be age 20 through age 85 as of his/her birthday nearest the policy date.

Underwriting.

We currently offer three different underwriting programs:

      1.       full underwriting;

      2.       simplified issue underwriting; and

      3.       guaranteed issue underwriting.

The cost of insurance charges vary depending on the type of underwriting We use.

Charges Under The Policy.

We deduct certain charges for providing the insurance benefits under Your policy, for administering Your policy, for assuming certain risks and for incurring certain expenses in distributing Your policy. A summary of these charges is as follows, and a more detailed description follows this chart:

-----------------------------------------------------------------------------------------------------------------------------------
Charges                                  Current Rate                                    Guaranteed Rate
-----------------------------------------------------------------------------------------------------------------------------------
Deductions from      Sales Load Charge   Policy years 1 - 7: 10% of premiums up to       Policy years 1 - 7: 10% of premiums up to
Premium                                  annual cutoff policy premium                    annual cutoff policy premium
                                         Policy years 8+: 2.5% of premiums up to         Policy years 8+: 2.5% of premiums up to
                                         annual cutoff policy premium                    annual cutoff policy premium
                                         All policy years: 1% of premiums in excess      All policy years: 1% of premiums in excess
                                         of the annual cutoff policy premium             of the annual cutoff policy premium
-----------------------------------------------------------------------------------------------------------------------------------
                     State Premium Tax   0% to 4% of each premium, depending on          This charge will always equal the
                     Charge              Your state's applicable rate                    applicable state rate
-----------------------------------------------------------------------------------------------------------------------------------
                     Deferred            1% of each premium                              This charge will always represent the
                     Acquisition Cost                                                    federal acquisition deferred cost tax
                     Tax Charge
-----------------------------------------------------------------------------------------------------------------------------------
Account Value        Administrative      $5.25 per month ($63.00 annually)               $9.00 per month ($108.00 annually)
Charges              Charge
-----------------------------------------------------------------------------------------------------------------------------------
                     Cost of Insurance   A per thousand rate multiplied by the           The maximum monthly cost of insurance
                     Charge              amount at risk each month. This charge          charge for each $1,000 of insurance is
                                         varies by the insured's gender, issue           shown in the Table of Maximum Monthly
                                         age and tobacco classification; the policy      Mortality Charges in Your policy
                                         year We make the deduction; the rating class
                                         of Your policy and the underwriting
                                         classification of the case
-----------------------------------------------------------------------------------------------------------------------------------
                     Face Amount Charge  Issue Age 20-24                                 Issue Age 20-24
                     (for fully                Policy years 1-20: $0.00167 per month           Policy years 1-20: $0.00167 per month
                     underwritten              of a specified amount                           of a specified amount
                     policies)                 Policy years 21+: 0                             Policy years 21+: 0
                                         Issue Age 25-34                                 Issue Age 25-34
                                               Policy years 1-15: $0.00250 per month           Policy years 1-15: $0.00250 per month
                                               of a specified amount                           of a specified amount
                                               Policy years 16+: 0                             Policy years 16+: 0
                                         Issue Age 35-39                                 Issue Age 35-39
                                               Policy years 1-15: $0.00292 per month           Policy years 1-15: $0.00292 per month
                                               of a specified amount                           of a specified amount
                                               Policy years 16+: 0                             Policy years 16+: 0
                                         Issue Age 40-44                                 Issue Age 40-44
                                               Policy years 1-15: $0.00333 per month           Policy years 1-15: $0.00333 per month
                                               of a specified amount                           of a specified amount
                                               Policy years 16+: 0                             Policy years 16+: 0
                                         Issue Age 45-49                                 Issue Age 45-49
                                               Policy years 1-15: $0.00375 per month           Policy years 1-15: $0.00375 per month
                                               of a specified amount                           of a specified amount
                                               Policy years 16+: 0                             Policy years 16+: 0
                                         Issue Age 50-85                                 Issue Age 50-85
                                               Policy years 1-4: $0.01667 per month of         Policy years 1-4: $0.01667 per month
                                               a specified amount                              of a specified amount
                                               Policy years 5+: 0                              Policy years 5+: 0
-----------------------------------------------------------------------------------------------------------------------------------
Separate Account     Mortality and       Policy years 1 through 15: 0.60% annually of    Any policy year: 1.0%
Charges              Expense Risks       each Separate Account Division's assets
                     Charge              Policy years 16-30; 0.40% annually of each
                                         Separate Account Division's assets
                                         Policy years 31+: 0.30% annually of each
                                         Separate Account Division's assets
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Fund Charges                             SEE FUND CHARGE TABLE                           SEE FUND CHARGE TABLE
-----------------------------------------------------------------------------------------------------------------------------------
Other Charges        Withdrawal Charge   2.0% of the withdrawn amount, but not greater   2.0% of the withdrawn amount, but not
                                         than $25.00                                     greater $25.00
-----------------------------------------------------------------------------------------------------------------------------------
                     Substitute          $75.00                                          $75.00
                     Insured Charge
-----------------------------------------------------------------------------------------------------------------------------------
                     Loan Interest       Policy years 1-15:  0.75%                       3%
                     Crediting Rate      Policy years 16-30: 0.55%
                     Charge              Policy years 31+: 0.45%
-----------------------------------------------------------------------------------------------------------------------------------

Deductions from Premiums.
Prior to applying Your premium to the GPA or the selected Separate Account Divisions, We deduct a sales load, state premium tax and a deferred acquisition cost tax charge from Your premium.

Sales Load.
We deduct a sales load from Your premium for the expenses related to the sales and distribution of the policies. We will refund a portion of the sales load to You, as part of the cash surrender value, if You surrender Your policy within the first two policy years.

State Premium Tax Charge.
States assess premium taxes at various rates. We currently deduct the applicable state rate from each premium to cover premium taxes assessed against MassMutual by the states. The state rate will be either the Massachusetts rate or the applicable state rate.

We may increase or decrease this charge if there is any change in the tax or change of residence. You should notify MassMutual of any residence change. Any change in this charge will be effective immediately.

Deferred Acquisition Cost ("DAC") Tax Charge.
This charge is related to MassMutual's federal income tax burden, under Internal Revenue Code Section 848.

Account Value Charges.
On each monthly calculation date, We deduct from Your account value the following charges:

     1. An administrative charge;

     2. A cost of insurance charge;

     3. A face amount charge (if applicable); and

     4. Any rider charge (if applicable).

We deduct these charges from Your account value in proportion to the non-loaned account value in the Separate Account and the GPA.

1.  Administrative Charge.

We deduct a monthly charge for costs We incur for providing certain administrative services. These services include premium billing and collection, record keeping, processing claims, and communicating with policyowners.

2.  Cost of Insurance Charge.
(We refer to this charge as the "Mortality Charge" in Your policy.)
We deduct a cost of insurance charge on each monthly calculation date. This charge is based on the:

     .   Insured's gender;

     .   Insured's issue age;

     .   Insured's tobacco use classification;

     .   Policy year in which We make the deduction;

     .   Rating class of the policy; and

     .   Underwriting classification of the case.

This charge may vary monthly because it is determined by multiplying the applicable cost of insurance rates by the amount at risk each policy month. We will apply any change in this charge to all policies in the same class.

3.  Face Amount Charge.

We currently deduct a monthly face amount charge from policies that are issued under a full underwriting basis. We use this charge to reimburse Us for the costs associated with performing full underwriting on potential policyowners. We base this charge on the greater of the initial selected face amount or the first premium multiplied by the applicable minimum face amount percentage found in Appendix E of this prospectus. The charge will not be based on an amount greater than $10 million. This charge is fixed for a set number of policy years.

4.  Rider Charge.
We will deduct applicable monthly rider charges for any additional benefits We provide to You by rider.

Separate Account Charges

Mortality and Expense Risk Charge.
(We refer to this charge as the "Net Investment Factor Asset Charge" in Your policy.)
We charge the Separate Account Divisions for the mortality and expense risks We assume. This charge varies by policy year, and We deduct it from the value of each Division's assets attributable to the policies.

The mortality risk We assume is that the group of lives insured under Our policies may, on average, live for shorter periods of time than We estimated. The expense risk We assume is that Our costs of issuing and administering policies may be more than We estimated.

If all the money We collect from this charge is not needed to cover death benefits and expenses, it will be Our gain. We will use this gain for any purpose, including payment of sales commissions. If the money We collect is insufficient, We will still provide for all death benefits and expenses.

Charges for Federal Income Taxes.
We do not currently charge the Separate Account Divisions for federal income taxes attributable to them. However, We reserve the right to eventually charge the Separate Account Divisions to provide for future federal income tax liability of the Separate Account Divisions.

Fund Charges.

The value of the Separate Account Divisions' assets will reflect investment management fees and other expenses of the Funds. The following table shows the Funds' total fund operating expenses expressed as a percentage of average net assets for the year ended December 31, 1997:



                                                              Total
                                                              Fund
                                                              Expenses
                                                              After
                                                              Expense
                                       Management   Other     Reimbur-
Fund / Portfolio Name                     Fees     Expenses   sements
----------------------------------------------------------------------
MML Small Cap Value Equity(1)(2)         0.65%       0.11%      0.76%
MML Equity(1)                            0.35%       0.00%      0.35%
MML Equity Index(6)                      0.26%       0.11%      0.37%
MML Blend(1)                             0.38%       0.00%      0.38%
MML Managed Bond(1)                      0.44%       0.03%      0.47%
Oppenheimer Global Securities            0.70%       0.06%      0.76%
Oppenheimer Small Cap Growth(3)          0.75%       0.08%      0.83%
Oppenheimer Aggressive Growth            0.71%       0.02%      0.73%
Oppenheimer Growth                       0.73%       0.02%      0.75%
Oppenheimer Growth & Income              0.75%       0.08%      0.83%
Oppenheimer Multiple Strategies          0.72%       0.03%      0.75%
Oppenheimer High Income                  0.75%       0.07%      0.82%
Oppenheimer Strategic Bond               0.75%       0.08%      0.83%
Oppenheimer Bond                         0.73%       0.05%      0.78%
Oppenheimer Money                        0.45%       0.03%      0.48%
Panorama International Equity            1.00%       0.12%      1.12%
Panorama Growth                          0.53%       0.01%      0.54%
Panorama Total Return                    0.54%       0.01%      0.55%
Goldman Sachs Capital Growth(5)          0.75%       0.15%      0.90%
Goldman Sachs Mid Cap Equity(5)          0.80%       0.15%      0.95%
Goldman Sachs CORE U.S. Equity(5)        0.70%       0.10%      0.80%
Goldman Sachs Growth and Income(5)       0.75%       0.15%      0.90%
Goldman Sachs International Equity(5)    1.00%       0.25%      1.25%
MFS(R) New Discovery(4)                  0.90%       0.25%      1.15%
MFS(R) Emerging Growth                   0.75%       0.12%      0.87%
MFS(R) Research Series                   0.75%       0.13%      0.88%
T. Rowe Price New America Growth         0.85%         --       0.85%
T. Rowe Price Mid-Cap Growth             0.85%         --       0.85%
T. Rowe Price Limited-Term Bond          0.70%         --       0.70%
Fidelity VIP Fund II Contrafund(7)       0.60%       0.21%      0.81%

(1) MassMutual has agreed to bear the expenses of these Funds (other than the management fee, interest, taxes, brokerage commissions and extraordinary expenses) in excess of 0.11% of the average daily net asset value of these Funds through April 30, 1999. MassMutual does not expect that it will be required to reimburse any expenses of the MML Equity Fund, MML Blend Fund or MML Managed Bond Fund due to this undertaking in 1998. MassMutual estimates that these expenses will be 0.39% of the MML Small Cap Value Equity Fund in 1998.

(2) The MML Small Cap Value Equity Fund had no operating expenses in 1997 since it had not yet commenced operations. These figures represent MassMutual's estimate of the Total Fund Expenses for this Fund in 1998.

(3) The Oppenheimer Small Cap Growth Fund had no operating expenses in 1997 since it had not yet commenced operations. These figures represent the adviser's estimate of the Total Fund Expenses for this Fund in 1998.

(4) The MFS(R) New Discovery Series had no operating expenses in 1997 since it had not yet commenced operations. These figures represent an estimate of the Total Fund Expenses for this Series in 1998. The adviser agreed to bear expenses for the MFS(R) New Discovery Series, subject to reimbursement by this Series, for the current fiscal year, such that this Series' Other Expenses shall not exceed the 0.25%. The expense shown includes this reimbursement. If not included, the Other Expenses are estimated to be 0.47%, increasing the Total Fund Expenses to 1.37%.

(5) The Goldman Sachs Variable Insurance Trust had no operating expenses in 1997 since it had not yet commenced operations. These figures represent an estimate of the Total Fund Expenses for 1998. The investment advisers to the Goldman Sachs Capital Growth, Goldman Sachs Mid Cap Equity, Goldman Sachs CORE U.S. Equity, Goldman Sachs Growth and Income and Goldman Sachs International Equity Funds, each series of the Goldman Sachs VIT Trust, have voluntarily agreed to reduce or limit certain "Other Expenses" of such Funds (excluding management fees, taxes, interest and brokerage fees and litigation, indemnification and other extraordinary expenses) to the extent such expenses exceed 0.15%, 0.15%, 0.10%, 0.15% and 0.25% per annum of such Funds' average daily net assets, respectively. The expenses shown include this reimbursement. If not included, the Other Expenses for 1998 are estimated to be 4.49%, 5.34%, 2.29%, 2.67% and 1.97% for the Goldman Sachs Capital Growth, Goldman Sachs Mid Cap Equity, Goldman Sachs CORE U.S. Equity, Goldman Sachs Growth and Income and Goldman Sachs International Equity Funds, respectively.

(6) MassMutual agreed to bear the expenses of the MML Equity Index Fund (other than the management fee, interest, taxes, brokerage commissions and extraordinary expenses) in excess of 0.11% of the average daily net asset value of the Fund in 1997. If not included, the Other Expenses would have been 0.16%, increasing the Total Fund Expenses to 0.42%. MassMutual's obligation to bear these expenses for the MML Equity Index Fund terminated May 1, 1998.

(7) A portion of the brokerage commission that the Fidelity VIP Fund II Contrafund pays is used to reduce its expenses. Additionally, this Portfolio has entered into arrangements with its custodian whereby credits realized as a result of uninvested cash balances are used to reduce custodian expenses. Including these reductions, the Total Fund Expenses for this Portfolio would have decreased to 0.78%.

Other Charges.

Withdrawal Charges.
We deduct a charge from each withdrawal.

Loan Interest Rate Expense Charge.
We deduct a charge from the loan interest rate. This charge reimburses us for expenses We incur for administering Your loan. The charge varies by policy year.

Substitute Insured Charge.
We charge an administrative fee if You transfer the policy to the life of a substitute insured.

The Separate Account.

Our Board of Directors established the Separate Account on July 13, 1988 in accordance with the provisions of Section 132G of Chapter 175 of the Massachusetts General Laws. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended. The Securities and Exchange Commission does not supervise MassMutual's or the Separate Account's management or investment practices. Under Massachusetts law, however, the Division of Insurance of the Commonwealth of Massachusetts regulates both Us and the Separate Account.

We establish designated segments of the Separate Account to receive and invest premiums for other MassMutual variable life insurance policies. We have established a segment for the policies.

Although the Separate Account assets are assets of MassMutual, We cannot use those Separate Account assets equal to the reserves and other liabilities of the Separate Account attributable to the policies to satisfy any obligations that may arise out of any other business We conduct. The Separate Account assets may, however, be subject to liabilities arising from other variable life insurance policies funded by the Separate Account. We may at Our discretion transfer those assets which exceed the reserves and other liabilities of the Separate Account to Our general account. Such transfers will not adversely affect the Separate Account.

We credit or charge the Separate Account Divisions with the Divisions' income and realized or unrealized gains or losses without regard to any of MassMutual's other income, gains, or losses.

MassMutual may accumulate in the Separate Account the mortality and expense risks charge, account value charges and investment results applicable to those assets that are in excess of net assets supporting the policies.

MassMutual has the right to establish additional divisions of the Separate Account. We will invest amounts credited to any additional divisions in shares of other Funds. We have the right to substitute new Funds for any Separate Account Divisions. If We do this, We will obtain prior approval from all of the necessary regulatory authorities. We will also give You notice of Our intent to do this.

Investments of the Separate Account.

We have established a segment within the Separate Account to receive and invest premium payments for the policies. We have established thirty Divisions within the policies' designated segment of the Separate Account. Each Separate Account Division invests in a corresponding Fund as follows:

-----------------------------------------------------------------
           Division                            Fund
-----------------------------------------------------------------
MML Small Cap Value Equity         MML Small Cap Value Equity
Division                           Fund
-----------------------------------------------------------------
MML Equity Division                MML Equity Fund
-----------------------------------------------------------------
MML Equity Index Division          MML Equity Index Fund
-----------------------------------------------------------------
MML Blend Division                 MML Blend Fund
-----------------------------------------------------------------
MML Managed Bond Division          MML Managed Bond Fund
-----------------------------------------------------------------
Oppenheimer Global Securities      Oppenheimer Global
Division                           Securities Fund
-----------------------------------------------------------------
Oppenheimer Small Cap Growth       Oppenheimer Small Cap Growth
Division                           Fund
-----------------------------------------------------------------
Oppenheimer Aggressive Growth      Oppenheimer Aggressive
Division                           Growth Fund
-----------------------------------------------------------------
Oppenheimer Growth Division        Oppenheimer Growth Fund
-----------------------------------------------------------------
Oppenheimer Growth & Income        Oppenheimer Growth & Income
Division                           Fund
-----------------------------------------------------------------
Oppenheimer Multiple               Oppenheimer Multiple
Strategies Division                Strategies Fund
-----------------------------------------------------------------
Oppenheimer High Income            Oppenheimer High Income Fund
Division
-----------------------------------------------------------------
Oppenheimer Strategic Bond         Oppenheimer Strategic Bond
Division                           Fund
-----------------------------------------------------------------
Oppenheimer Bond Division          Oppenheimer Bond Fund
-----------------------------------------------------------------
Oppenheimer Money Division         Oppenheimer Money Fund
-----------------------------------------------------------------
Panorama International             Panorama International
-----------------------------------------------------------------

-----------------------------------------------------------------
Equity Division                    Equity Portfolio
-----------------------------------------------------------------
Panorama Growth Division           Panorama Growth Portfolio
-----------------------------------------------------------------
Panorama Total Return Division     Panorama Total Return
                                   Portfolio
-----------------------------------------------------------------
MFS(R) New Discovery Division      MFS(R) New Discovery Series
-----------------------------------------------------------------
MFS(R) Emerging Growth Division    MFS(R) Emerging Growth Series
-----------------------------------------------------------------
MFS(R) Research Division           MFS(R) Research Series
-----------------------------------------------------------------
Goldman Sachs International        Goldman Sachs International
Equity Division                    Equity Fund
-----------------------------------------------------------------
Goldman Sachs Capital Growth       Goldman Sachs Capital Growth
Division                           Fund
-----------------------------------------------------------------
Goldman Sachs Mid Cap Equity       Goldman Sachs Mid Cap Equity
Division                           Fund
-----------------------------------------------------------------
Goldman Sachs CORE U.S. Equity     Goldman Sachs CORE U.S.
Division                           Equity Fund
-----------------------------------------------------------------
Goldman Sachs Growth and           Goldman Sachs Growth and
Income Division                    Income Fund
-----------------------------------------------------------------
T. Rowe Price New America          T. Rowe Price New America
Growth Division                    Growth Portfolio
-----------------------------------------------------------------
T. Rowe Price Mid-Cap Growth       T. Rowe Price Mid-Cap Growth
Division                           Portfolio
-----------------------------------------------------------------
T. Rowe Price Limited-Term         T. Rowe Price Limited-Term
Bond Division                      Bond Portfolio
-----------------------------------------------------------------
Fidelity VIP Fund II               Fidelity VIP Fund II
Contrafund Division                Contrafund Portfolio
-----------------------------------------------------------------

As custodian for the Separate Account, MassMutual holds the shares of the underlying Funds purchased by the Separate Account Divisions. The Separate Account purchases and redeems shares of the Funds at their net asset value. The net asset value is determined at the time of receipt of the purchase order or redemption request.

Some of the Funds available to You are similar to mutual funds offered in the retail marketplace. These Funds generally have the same investment objectives, policies and portfolio managers as the retail mutual funds and usually were formed after the retail mutual funds. While these Funds generally have identical investment objectives, policies and portfolio managers, they are separate and distinct from the retail mutual funds. In fact, performance of these Funds may be dramatically different from the performance of the retail mutual funds. This is due to differences in the funds' sizes, dates shares of stocks are purchased and sold, cash flows and expenses. You should remember that retail mutual fund performance is not the performance of the Funds that are available to You in this policy and is not an indication of future performance of such Funds.

There is no assurance that the Funds will achieve stated objectives. The Fund prospectuses contain more detailed information about the Funds. Current copies of the Fund prospectuses are attached to this prospectus. You should read the information contained in the Funds' prospectuses before making allocations to any Division of the Separate Account.

MML Series Investment Fund

The MML Series Investment Fund (the "MML Trust") is a no-load, open-end management investment company. The MML Small Cap Value Equity Fund, MML Equity Fund, MML Equity Index Fund, MML Blend Fund and MML Managed Bond Fund (collectively, the "MML Funds") are separate series of shares of the MML Trust.

MassMutual acts as investment manager to each of the MML Funds. David L. Babson and Company, Inc. ("Babson") serves as the investment sub-adviser to the MML Equity Fund, the MML Small Cap Value Equity Fund and the Equity Sector of the MML Blend Fund. Babson is a wholly-owned subsidiary of DLB Acquisition Corporation, a controlled subsidiary of MassMutual.

MassMutual has also entered into an agreement with Mellon Equity Associates ("Mellon Equity") to serve as the investment sub-adviser to the MML Equity Index Fund. MassMutual, Babson and Mellon Equity are registered as investment advisers under the Investment Advisers Act of 1940.

MassMutual is also the investment adviser to MassMutual Corporate Investors and MassMutual Participation Investors, closed-end investment companies, certain wholly-owned subsidiaries of MassMutual, and various employee benefit plans. MassMutual also serves as the investment adviser to MassMutual Corporate Value Partners, Limited; MassMutual High Yield Partners, II, LLC; MassMutual/Darby CBO LLC; Somers CDO, Limited; and MassMutual Institutional Funds.

Citibank N.A. acts as custodian for the MML Trust, other than the MML Equity Index Fund. Its home office is located at 111 Wall Street, New York, NY, 10005. Boston Safe Deposit and Trust Company serves as the custodian of the MML Equity Index Fund. It is an indirect subsidiary of Mellon Bank Corporation and is located at One Boston Place, Boston, Massachusetts 02108.

MML Small Cap Value Equity Fund
The investment objective of MML Small Cap Value Equity Fund is to achieve long-term growth of capital and income by investing primarily in a diversified portfolio of equity securities of smaller companies. The Fund invests primarily in common stocks, securities convertible into common stocks and other equity securities (such as warrants and stock rights) which are issued by companies with a market capitalization, at the time of purchase, of $750 million or less and which are listed on a national securities exchange or traded in the over-the-counter market.

MML Equity Fund
The primary investment objective of MML Equity Fund is to achieve a superior total rate of return over an extended period of time from both capital appreciation and current income. A secondary investment objective is the preservation of capital when business and economic conditions indicate that investing for defensive purposes is appropriate. The assets of this Fund are normally expected to be invested primarily in common stocks and other equity-type securities.

MML Equity Index Fund
The investment objective of the MML Equity Index Fund is to provide investment results that correspond to the price and yield performance of the publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. ("Standard & Poor's 500" and "S&P 500(R)" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use. The Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's or The McGraw-Hill Companies, Inc.)

MML Blend Fund
The investment objective of MML Blend Fund is to achieve as high a level of total rate of return over an extended period of time as is considered consistent with prudent investment risk and the preservation of capital. This Fund invests in a portfolio that may include common stocks and other equity-type securities, bonds and other debt securities with maturities generally exceeding one year, and money market instruments and other debt securities with maturities generally not exceeding one year.

MML Managed Bond Fund
The investment objective of MML Managed Bond Fund is to achieve as high a total rate of return on an annual basis as is considered consistent with the preservation of capital. The assets of this Fund will be invested primarily in investment grade, publicly traded, fixed income securities of such maturities as MassMutual deems appropriate from time to time in light of market conditions and prospects.

Oppenheimer Variable Account Funds

The Oppenheimer Variable Account Funds (the "Oppenheimer Funds") is an open-end, diversified, management investment company. Oppenheimer Funds acts as the investment vehicle for separate accounts for variable insurance policies offered by insurance companies. Oppenheimer Global Securities Fund, Oppenheimer Small Cap Growth Fund, Oppenheimer Aggressive Growth Fund, Oppenheimer Growth Fund, Oppenheimer Growth & Income Fund, Oppenheimer Multiple Strategies Fund, Oppenheimer High Income Fund, Oppenheimer Strategic Bond Fund, Oppenheimer Bond Fund and Oppenheimer Money Fund are part of the Oppenheimer Funds.

OppenheimerFunds, Inc. ("OFI") supervises the investment operations of the Oppenheimer Funds. OFI also determines the composition of each respective portfolio and advises and recommends investment policies and the purchase and sale of securities, pursuant to an investment advisory agreement with each Oppenheimer Fund.

OFI is located at Two World Trade Center, New York, NY 10048-0203 and has operated as an investment adviser since April 30, 1959. Oppenheimer Acquisition Corp., a holding company owned in part by senior management of OFI, and ultimately controlled by MassMutual, owns OFI. OFI is registered as an investment adviser under the Investment Advisers Act of 1940.

Bank of New York acts as custodian for the Oppenheimer Funds. Its home office is located at One Wall Street, New York, NY 10015.

Oppenheimer Global Securities Fund
The investment objective of Oppenheimer Global Securities Fund is to seek long-term capital appreciation through investing a substantial portion of its invested assets in securities of foreign issuers, growth-type companies, cyclical companies and special investment opportunities (anticipated acquisitions, mergers or other unusual developments) which are considered by OFI, in its capacity as investment manager of the Funds, to have appreciation possibilities but which may be considered to be speculative. The type of securities in which this Fund invests will be primarily common stocks, as well as securities having the investment characteristics of common stocks, such as convertible preferred stock, convertible bonds and American Depository Receipts. Current income is not an investment objective of Oppenheimer Global Securities Fund.

Oppenheimer Small Cap Growth Fund
The investment objective of Oppenheimer Small Cap Growth Fund is capital appreciation. Current income is not an objective. In seeking its objective, the Fund emphasizes investments in securities of "growth-type" companies with market capitalization less than $1 billion, including common stocks, preferred stocks, convertible securities, rights, warrants and options, in proportions which may vary from time to time.

Oppenheimer Aggressive Growth Fund
The investment objective of Oppenheimer Aggressive Growth Fund is capital appreciation. In seeking this objective the Fund will emphasize investments in securities of "growth-type" companies. Such companies are believed to have relatively favorable long-term prospects for an increased demand for the particular company's products or services.

Oppenheimer Growth Fund
The investment objective of Oppenheimer Growth Fund is to seek to achieve capital appreciation by investing in securities of well-known established companies (companies which have a history of earnings and dividends). Current income is a secondary consideration in the selection of the Growth Fund's portfolio securities.

Oppenheimer Growth & Income Fund
The investment objective of Oppenheimer Growth & Income Fund is to seek a high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities. From time to time this Fund may focus on small to medium capitalization common stocks, bonds and convertible securities.

Oppenheimer Multiple Strategies Fund
The investment objective of Oppenheimer Multiple Strategies Fund is to seek a total investment return (which includes current income and capital appreciation in the value of its shares) from investments in common stocks and other equity securities, bonds and other debt securities, and "money market" securities.

Oppenheimer High Income Fund
The investment objective of Oppenheimer High Income Fund is to earn a high level of current income by investing primarily in a diversified portfolio of high yield, fixed-income securities, including long-term debt obligations and preferred stock issues believed by OFI, in its capacity as investment manager of the Fund, not to involve undue risk. This Fund's investment policy is to assume certain risks (described more fully in the attached prospectus for the Oppenheimer Funds) in seeking high yield, which is ordinarily associated with high risk securities, commonly known as "junk bonds," in the lower rating categories of the established securities ratings services, and unrated securities.

Oppenheimer Strategic Bond Fund
The investment objective of Oppenheimer Strategic Bond Fund is to seek a high level of current income principally derived from interest income from investments in U.S. government securities, lower rated high yield fixed-income securities, and foreign fixed-income securities and to seek to enhance such income by writing covered call options on debt securities.

Oppenheimer Bond Fund
The investment objective of Oppenheimer Bond Fund is to seek a high level of current income by investing primarily in debt securities. Secondarily, the Fund seeks capital growth when consistent with its primary objective.

Oppenheimer Money Fund
The investment objective of the Oppenheimer Money Fund is to maximize current income from investments in "money market" securities consistent with low capital risk and maintenance of liquidity.

Panorama Series Fund, Inc.

The Panorama Series Fund, Inc., ("Panorama Fund") is an open-end, diversified, management investment company. The Panorama Fund acts as the investment vehicle for separate accounts for variable insurance policies offered by insurance companies. The Panorama International Equity Portfolio, Panorama Growth Portfolio and Panorama Total Return Portfolio are series of the Panorama Fund.

OFI supervises the investment operations of the Panorama Fund. OFI also determines the composition of each Panorama Portfolio, and advises and recommends investment policies and purchase and sale of securities, under an investment advisory agreement with each Panorama Portfolio.

Babson-Stewart Ivory International, located in Cambridge, MA, is the sub-adviser to the Panorama International Equity Portfolio. Babson-Stewart Ivory International is a partnership formed in 1987 between Babson and Stewart Ivory & Company, Ltd.

Bank of New York acts as custodian for the Panorama

Fund.  Its home office is located at One Wall Street, New York, NY 10015.

Panorama International Equity Portfolio
The investment objective of the Panorama International Equity Portfolio is to achieve long-term growth of capital by investing primarily in equity securities (such as common stocks) of issuers trading for the most part in non-U.S. markets.

Panorama Growth Portfolio
The investment objective of Panorama Growth Portfolio is to achieve long-term growth of capital by investing primarily in common stocks with low price-earnings ratios and better than anticipated earnings. Realization of current income is a secondary consideration.

Panorama Total Return Portfolio
The investment objective of Panorama Total Return Portfolio is to maximize total investment return (including both capital appreciation and income) principally by allocating its assets among stocks, corporate bonds, U.S. Government securities and money market instruments according to changing market conditions.

Goldman Sachs Variable Insurance Trust

The Goldman Sachs Variable Insurance Trust ("Goldman Sachs VIT Trust") is an open-end, management investment company, organized in Delaware in September, 1997. The Goldman Sachs International Equity Fund, Goldman Sachs Capital Growth Fund, Goldman Sachs Mid Cap Equity Fund, Goldman Sachs CORE U.S. Equity Fund and Goldman Sachs Growth and Income Fund are each a separate series of shares of the Goldman Sachs VIT Trust.

Goldman Sachs Asset Management ("GSAM") is a separate operating division of Goldman Sachs & Co. It serves as investment adviser to the Goldman Sachs Growth and Income, Goldman Sachs CORE U.S. Equity, Goldman Sachs Capital Growth and Goldman Sachs Mid Cap Equity Funds. GSAM is located at One New York Plaza, New York, NY 10004.

Goldman Sachs Asset Management International ("GSAMI") is an affiliate of Goldman Sachs & Co. GSAMI serves as investment adviser to the Goldman Sachs International Equity Fund. GSAMI is located at 133 Peterborough Court, London, England, EC4A 2BB.

The custodian for each fund of the Goldman Sachs VIT Trust is State Street Bank and Trust Company. It is located at 1776 Heritage Drive, North Quincy, MA 02110.

Goldman Sachs International Equity Fund
Goldman Sachs International Equity Fund seeks long-term capital appreciation through investments in equity securities of companies that are organized outside of the United States or whose securities are principally traded outside of the United States.

Goldman Sachs Capital Growth Fund
Goldman Sachs Capital Growth Fund seeks long-term growth of capital through diversified investments in equity securities of companies that are considered to have long-term capital appreciation potential.

Goldman Sachs Mid Cap Equity Fund
Goldman Sachs Mid Cap Equity Fund seeks long-term capital appreciation primarily through investments in equity securities of companies with public stock market capitalizations within the range of market capitalization of companies constituting the Russell Midcap Index at the time of investment, currently between $400 million and $16 billion.

Goldman Sachs CORE U.S. Equity Fund
Goldman Sachs CORE U.S. Equity Fund seeks long-term growth of capital and dividend income through a broadly diversified portfolio of large cap and blue chip equity securities representing all major sectors of the U.S. economy.

Goldman Sachs Growth and Income Fund
Goldman Sachs Growth and Income Fund seeks long-term growth of capital and growth of income through investments in equity securities that are considered to have favorable prospects for capital appreciation and/or dividend paying ability.

MFS(R) Variable Insurance Trust(SM)

The MFS(R) Variable Insurance Trust(SM)("MFS Trust") is an open-end management investment company, organized as a Massachusetts business trust in 1994. The MFS(R) New Discovery Series, MFS(R) Emerging Growth Series and MFS(R) Research Series (collectively referred to as "MFS Series") are each a separate series of shares of the MFS Trust.

Massachusetts Financial Services Company ("MFS Co.") advises the MFS Series. MFS Co. is a Delaware corporation and is located at 500 Bolyston Street, Boston, MA 02116.

State Street Bank and Trust Company is the custodian of the MFS Series. It is located at 225 Franklin Street, Boston, MA 02110.

MFS(R) New Discovery Series
The investment objective of the MFS(R) New Discovery Series is to seek capital appreciation. This objective is met by investing, under normal market conditions, at least 65% of its total assets in companies that are believed to offer superior prospects for growth. Such securities may either be listed on the securities exchanges or traded in the over-the-counter markets and may be U.S. or foreign companies.

MFS(R) Emerging Growth Series
The investment objective of the MFS(R) Emerging Growth Series is to provide long-term growth of capital through investing primarily in common stocks of companies which are early in their life cycle, but which have the potential to become major enterprises (emerging growth companies).

MFS(R) Research Series
The investment objective for the MFS(R) Research Series is to provide long-term growth of capital and future income. In seeking this objective, the Fund invests a substantial portion of its assets in equity securities of companies believed to possess better than average prospects for long-term growth. A smaller proportion of the Fund's assets may be invested in bonds, short-term obligations, preferred stocks or common stocks whose principal characteristic is income production rather than growth.

T. Rowe Price Equity Series, Inc.

T. Rowe Price Equity Series, Inc. is a diversified, open-end investment company incorporated in Maryland in 1994. The T. Rowe Price Mid-Cap Growth Portfolio and
T. Rowe Price New America Growth Portfolio are each a separate series of shares of T. Rowe Price Equity Series, Inc.

T. Rowe Price Associates, Inc. ("T. Rowe Price") was founded in 1937 and is the investment adviser to each of the Portfolios. Its business address is 100 East Pratt Street, Baltimore, MD 21202.

State Street Bank and Trust Company and The Chase Manhattan Bank, N.A., London are the custodians for the T. Rowe Price Mid-Cap Growth Portfolio and T. Rowe Price New America Growth Portfolio. The custodians' main offices are located at 225 Franklin Street, Boston, MA 02110 and Woolgate House, Coleman Street, London, EC2P 2HD, England, respectively.

T. Rowe Price Mid-Cap Growth Portfolio
The investment objective of T. Rowe Price Mid-Cap Growth Portfolio is to provide long-term capital appreciation by investing primarily in common stocks of medium sized (mid-cap) growth companies. The Portfolio focuses on companies with superior earnings growth potential that are no longer considered new or emerging but may still be in the dynamic phase of their life cycles.

T. Rowe Price New America Growth Portfolio
The investment objective of T. Rowe Price New America Growth Portfolio is to provide long-term capital growth. This objective is met by investing in the stocks of service companies, regardless of size, which are expected to show superior earnings growth and are above-average performers in their fields. The Portfolio may also invest up to 25% of total assets in nonservice-related growth companies.

T. Rowe Price Fixed Income Series, Inc.

T. Rowe Price Fixed Income Series, Inc. is a diversified, open-end investment company and incorporated in Maryland in 1994. The T. Rowe Price Limited-Term Bond Portfolio is one of the series of shares of T. Rowe Price Fixed Income Series, Inc. T. Rowe Price advises the T. Rowe Price Limited-Term Bond Portfolio. State Street Bank and Trust Company and The Chase Manhattan Bank, N.A., London are the custodians for the T. Rowe Price Limited-Term Bond Portfolio.

T. Rowe Price Limited-Term Bond Portfolio
The investment objective of T. Rowe Price Limited-Term Bond Portfolio is a high level of income consistent with moderate fluctuation in principal value. The Portfolio invests primarily in investment-grade, corporate bonds with average effective maturity ranging between one and five years. Up to 10% of the Portfolio's assets can be invested in below investment grade securities, commonly referred to a "junk bonds," including those with the lowest ratings, in an effort to enhance yield.

Fidelity Investments Variable Insurance Products Fund II

Fidelity Investments Variable Insurance Products Fund II ("Fidelity VIP Fund II") is an open-end management investment company, organized as a Massachusetts business trust in 1988. The Fidelity VIP Fund II Contrafund Portfolio is a diversified fund of Fidelity VIP Fund II.

Fidelity Management & Research Company ("FMR") is the investment adviser to the Fidelity VIP Fund II Contrafund Portfolio. FMR is the management arm of Fidelity Investments. Fidelity Investment has its principal business address at 82 Devonshire Street, Boston, MA.

Fidelity Management & Research (U.K.) Inc. in London, England, and Fidelity Management & Research (Far East) Inc., in Tokyo, Japan, assist FMR with foreign investments. They each serve as sub-advisers for the Fidelity VIP Fund II Contrafund Portfolio. The custodian for the VIP Fund II Contrafund Portfolio is Brown Brothers Harriman & Co., located at 40 Water Street, Boston, MA.

Fidelity VIP Fund II Contrafund Portfolio
Fidelity VIP Fund II Contrafund Portfolio seeks long-term capital appreciation by investing in the securities of companies whose value is not fully recognized by the public.

Fund Monitoring.
The MML Trust, Oppenheimer Funds, Panorama Fund, Goldman Sachs VIT Trust, MFS Trust, T. Rowe Price Equity Series, Inc., T. Rowe Price Fixed Income Series, Inc. and Fidelity VIP Fund II were established to provide investment vehicles for variable life insurance contracts and variable annuities contracts. Shares of the MML Trust and Panorama Fund are not offered to the general public. They are offered solely to MassMutual separate investment accounts and other life insurance company separate accounts of MassMutual subsidiaries. Shares of the Oppenheimer Funds, Goldman Sachs VIT Trust, MFS Trust, T. Rowe Price Equity Series, Inc., T. Rowe Price Fixed Income Series, Inc. and Fidelity VIP Fund II are also not offered to the general public. They are offered to insurance company separate accounts affiliated and unaffiliated with MassMutual which fund variable annuity, variable life insurance contracts and qualified plans.

Shares of the Funds may be sold to and held by separate accounts which fund variable annuity and variable life insurance contracts. As a result, certain conflicts of interests between variable annuity owners, variable life insurance policyowners and program investors may occur. Each Board of Trustees/Directors will monitor their respective Fund(s) for any material irreconcilable conflict of interest. Each will determine the appropriate action, if any, which should be taken if a material irreconcilable conflict arises between the holders of variable annuity contracts and variable life policies.

The Guaranteed Principal Account (GPA).
In addition to the Separate Account, You may allocate net premium or transfer account value to the GPA. Amounts You allocate or transfer to the GPA become part of MassMutual's general account assets. You do not share in the investment experience of those assets. Rather, We guarantee a 3% rate of return on Your allocated amount. For amounts transferred to the GPA due to a policy loan, the guaranteed rate is the greater of: (a) 3%; and (b) the policy loan rate less 3%.

We are not obligated to credit interest at a rate higher than this minimum. We may, however, declare in advance a higher rate applicable for such periods.

Because of exemptive and exclusionary provisions, MassMutual has not registered interests in Our general account under the Securities Act of 1933. We also have not registered the general account as an investment company under the Investment Company Act of 1940, as amended. Therefore, neither the general account nor any interests therein are subject to these Acts, and the Securities and Exchange Commission has not reviewed the general account disclosures. These disclosures may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Premiums.
There are four premium concepts under the policy:

      1.       Minimum Case Premium.
      2.       Minimum Net First Policy Premium.
      3.       Planned Annual Premium.
      4.       Annual Cutoff Policy Premium.

1.   Minimum Case Premium.
The minimum premium that we require for a case is $250,000 of first year annualized premium.

2.   Minimum Net First Policy Premium.
You must pay the minimum net first policy premium and submit the application and all other required forms in good order to Our Home Office before We will issue Your policy. The minimum net first policy premium is twelve times an amount equal to the first account value charges.

3.   Planned Annual Premium.
You may elect in the application to pay an annual premium for Your policy. We call this premium Your planned annual premium. Your election of a planned annual premium forms the basis for the premium bills We send You. You may change the amount of Your planned annual premium at any time.

The amount of your planned annual premium will depend on:

 .      The selected face amount of the policy;

 .      The insured's age;

 .      The insured's gender;

 .      The insured's tobacco use classification; and

 .      The amount of the first premium paid.

There is no penalty if You do not pay the planned annual premium. Your payment of this amount does not guarantee coverage for any period of time. Even if You pay planned annual premiums, the policy terminates if the account value becomes insufficient to pay account value charges and the grace period expires without sufficient payment, unless Your policy meets the safety test.

4.   Annual Cutoff Policy Premium.
The annual cutoff premium for Your policy establishes a threshold for Your policy's sales loads. If You pay premiums that are below the annual cutoff policy premium, a higher sales load will result than if You pay premiums that exceed the annual cutoff policy premium.

We set the annual cutoff policy premium on the date We issue Your policy. The amount of the annual cutoff policy premium depends on:

 .      The initial selected face amount of the policy;

 .      The insured's age;

 .      The insured's gender; and

 .      The insured's tobacco use classification

The following table shows the annual cutoff policy premium at certain ages for a policy with a selected face amount of $100,000 in all years, under death benefit option 1.

                         ANNUAL CUTOFF POLICY PREMIUM
                      LEVEL $100,000 SELECTED FACE AMOUNT
                           (DEATH BENEFIT OPTION 1)
                                          Issue Age
                                 ---------------------------
            Class                 Age        Age       Age
            -----                 ---        ---       ---
                                   25         40        55
                                   --         --        --
Male Tobacco                     $3,247     $5,315    $8,496

Female Tobacco                   $2,666     $4,395    $6,955

Unisex  Tobacco                  $3,132     $5,131    $8,175

Male Non-Tobacco                 $2,639     $4,363    $7,183

Female Non-Tobacco               $2,342     $3,883    $6,325

Unisex Non-Tobacco               $2,580     $4,267    $7,009

Male UniTobacco                  $2,867     $4,705    $7,593

Female UniTobacco                $2,431     $4,016    $6,450

Unisex UniTobacco                $2,780     $4,567    $7,359


Minimum and Maximum Premium Payments.
While Your policy is in force, You may pay premiums at any time before the death of the insured subject to certain restrictions. The minimum premium payment is $100.00. If You choose the Guideline Premium Test, the maximum premium will be stated on the Schedule Page of Your policy.

Regardless of whether You choose the Guideline Premium Test or the Cash Value Accumulation Test, We have the right to refund a premium paid in any year if it will increase the net amount at risk under the policy. Premium payments should be sent to Our Home Office or to the address indicated for payment on the premium reminder notice.

Net Premium Allocation.
You choose the percentages of Your net premiums to be allocated to the Separate Account Divisions and/or the GPA. You may choose any whole-number percentages as long as the total is 100%. You may allocate net premium payments to a maximum of eight Separate Account Divisions and the GPA at any time. You may also change Your allocation of future net premiums at any time without charge. To allocate net premiums or to transfer account value to a ninth Separate Account Division, You must transfer 100% of the account value from one or more of Your eight selected Separate Account Divisions.

During Your free look period, we will apply Your first net premium to the Oppenheimer Money Division, provided the premium equals or exceeds the minimum net first policy premium. At the later of the end of the free look period or the date We receive proper notice that You received Your policy, We will apply Your account value to the GPA and/or Separate Account Divisions according to Your instructions and subject to Our current allocation rules.

Termination.
We will not terminate Your policy for failure to pay premiums. Instead, We will terminate Your policy if on a monthly calculation date:

 . the account value less any policy debt is insufficient to cover the total monthly deduction, and

 .    Your policy does not meet the safety test.

Your policy will then enter a 61-day grace period.

Grace Period.
We allow You 61 days to pay any premium necessary to cover an overdue monthly deduction. You will receive a notice from Us which states the overdue amount and premium due. During the 61-day grace period, the policy remains in force. Your policy will terminate without value if We do not receive the premium due by the later of 61 days or 31 days after We have mailed the written notice.

Safety Test.
The safety test is a lapse protection feature. If met, this test allows Your policy to stay in force for a period of time even if there is insufficient account value to cover the account value charges. You can never elect death benefit option 2 or 3, and the insured cannot be in a substandard rating class for the safety test to apply.

Your policy meets the safety test on any given monthly calculation date if:

     .   the sum of premiums paid; less

     .   any amounts withdrawn; less

     .   any rider charges, if applicable;

equals or exceeds the sum of monthly safety test premiums on that monthly calculation date and all prior monthly calculation dates during the safety test period.

If Your policy debt exceeds account value, Your policy will fail the safety test.

The safety test only applies from the start of the policy date through the safety test's expiration date. The safety test's expiration date is the later of the policy anniversary nearest the insured's 70th birthday, or the tenth policy anniversary.

Safety Test Grace Period.
If Your policy does not meet the safety test on any given monthly calculation date, we will mail You, and any assignee indicated on Our records, a written notice. This notice states the premium amount You need to pay to prevent termination of the safety test. The safety test will expire 31 days after we mail this written notice, unless You send in the required premium payment. Once the safety test terminates, You cannot reinstate it.

Death Benefit Under the Policy.
The death benefit is the amount We pay to the designated beneficiary(ies) when the insured dies. Upon receiving proof of death, We pay the beneficiary the death benefit amount determined as of the date the insured dies. The beneficiary may direct Us to pay all or part of the benefit in cash or to apply it under one or more of Our payment options.

Minimum Face Amount.
To qualify as life insurance under federal tax laws currently in effect, the policy has a minimum face amount. The minimum face amount is determined using one of two allowable definitions of life insurance: (1) the Cash Value Accumulation Test or (2) the Guideline Premium Test. You choose which test to use on the application prior to the issuance of Your policy. Once You choose the way We determine Your minimum face amount, You cannot change it after Your policy is issued.

The Cash Value Accumulation Test determines the minimum face amount by multiplying the account value plus the refund of sales load, if applicable, by the minimum face amount percentage. The percentages depend upon the insured's age, gender and tobacco use classification.

Under the Guideline Premium Test, the minimum face amount is also equal to an applicable percentage of the account value plus the refund of sales load, if applicable, but the percentage varies only by age of insured.

Death Benefit Options.
In the application, You choose a selected face amount and death benefit option. We offer three death benefit options:

     1.   Death Benefit Option 1:
          ----------------------
          the death benefit is the greater of the selected face amount in effect on the date of death or the minimum face amount in effect on the date of death.

    2.    Death Benefit Option 2:
          ----------------------
          the death benefit is the greater of (a) the sum of the selected face amount in effect on the date of death plus the account value on the date of death or (b) the minimum face amount in effect on the date of death.

     3.   Death Benefit Option 3:
          ----------------------
          the death benefit is the greater of (a) the selected face amount in effect on the date of death, plus the sum of all premiums paid, less withdrawals; or (b) the selected face amount in effect on the date of death; or (c) the minimum face amount in effect on the date of death.

If the insured dies while the policy is in force, we will pay the death benefit based on the option in effect on the date of death, with the following adjustments:

     . We add the part of any account value charges that apply for the period beyond the date of death; and

     .   We deduct any policy debt outstanding on the date of death; and

     .   We deduct any account value charges unpaid as of the date of death.

If the insured dies after the first policy year, We will also include a pro-rata share of any dividend allocated to the policy for the year death occurs.

Under death benefit options 1 and 3, the death benefit amount is unaffected by Your policy's investment experience unless the death benefit is based on the minimum face amount. Under death benefit option 2, the death benefit amount may increase or decrease by investment experience.

We pay interest on the death benefit from the date of death to the date the death benefit is paid or a payment option becomes effective. The interest rate equals the rate determined under the interest payment option.

Example: The following example shows how the death benefit may vary as a result of investment performance and death benefit option in effect on the date of death.

                                    Policy A       Policy B
                                    --------       --------
(a)  Selected face amount:          $100,000       $100,000

(b)  Account value on
     date of death, plus refund
     of sales load, if applicable    $40,000        $50,000

(c)  Sum of premiums less
     withdrawals                     $30,000        $40,000

(d)  Minimum face amount
     percentage on date of death:       240%           240%

(e)  Minimum face amount
     (b x d):                        $96,000       $120,000

     Death benefit if
     death benefit option 1
     is in effect
     [greater of (a) or (e)]:       $100,000       $120,000

     Death benefit if
     death benefit option 2
     is in effect [greater of
     (a + b) or (e)]:               $140,000       $150,000

     Death benefit if
     death benefit option 3
     is in effect [greater of
     (a + c) or (a) or (e)]:        $130,000       $140,000

The examples assume no additions to or deductions from the selected face amount or minimum face amount are applicable.

Changes In Selected Face Amount.
You may increase the selected face amount by written request six months after policy issue or six months after a previous increase. We may request adequate evidence of insurability for an increase. We will not allow an increase in the selected face amount after the policy anniversary date nearest the insured's 85th birthday. Additionally, any increase in the selected face amount will be effective on the monthly calculation date which is on, or next follows, the later of:

     . 15 days after We have received and approved Your written request for such change; or

     .   the requested effective date of the change.

Any increase must be for at least $10,000.

You may also decrease Your policy's selected face amount. We allow a decrease in the selected face amount only once per policy year. The selected face amount after a decrease must be at least $50,000. Any requested decrease in the selected face amount will be effective on the monthly calculation date which is on, or next follows the later of:

     . 15 days after We receive and approve Your written request for such change; or

     .   the requested effective date of the change.

Account Value.
The account value of Your policy is the value in the Separate Account Divisions plus the value in the GPA. Initially, this value equals the net amount of the first premium You paid under the policy. We apply this amount to the Oppenheimer Money Division until the later of: (1) the expiration of the free look period or
(2) the date We receive proper notice that You have received Your policy. The account value is then allocated among the Separate Account Divisions and/or the GPA according to Your instructions, subject to applicable restrictions.

The purchase and sale of accumulation units will affect Your account value in the Separate Account Divisions. We purchase and sell units at the unit value as of the valuation time on the valuation date if We receive Your transaction request before the valuation time. Otherwise, We will purchase and sell units to complete Your request at the unit value as of the valuation time on the next following valuation date, or a later date if You request. We determine unit values on each valuation date.

Investment Return.
The investment return of a policy is based on:

     . The account value held in each Separate Account Division for that policy;

     . The investment experience of each Separate Account Division as measured by its actual net rate of return; and

     . The interest rate credited on account value held in the GPA.

The investment experience of a Separate Account Division reflects:

     . increases or decreases in the net asset value of the shares of the underlying Fund;

     . any dividend or capital gains distributions declared by the Fund; and

     . any charges against the assets of the Separate Account Division.

We determine the investment experience each day on each valuation date. The actual net rate of return for a Separate Account Division measures the investment experience from the end of one valuation date to the end of the next valuation date.

Cash Surrender Value.
You may surrender Your policy for its cash surrender value at any time while the insured is living. The cash surrender value is:

     . Account value; less

     . Any outstanding policy debt; plus

     . The refund of sales load, if applicable.

There is no surrender charge.

If You surrender Your policy within the first two policy years, We will refund a portion of the sales load, as part of the cash surrender value. If you surrender Your policy in the first policy year, We will reimburse 65% of the sales load collected for that year. If You surrender Your policy in the second policy year, We will reimburse 30% of the sales load collected in the first policy year.

Your surrender is effective on the date We receive the policy and a fully completed written request at Our Home Office, unless You select a later effective date. If, however, We receive Your surrender request on a date that is not a valuation date or after a valuation time, then Your surrender will be effective on the next valuation date.

Transfers.
You may transfer all or part of the account value among the policy's Separate Account Divisions and the GPA by written request. In Your transfer request, You must indicate the dollar amount or the whole-number percentage You wish to transfer. There is no limit on the number of transfers You may make from the Separate Account Divisions.

You may maintain account value in a maximum of eight Separate Account Divisions and the GPA at any one time. If You want to transfer net premium or transfer account value to a ninth Division, You must transfer 100% of the account value from one or more of the eight active Separate Account Divisions.

You may transfer all account value in the Separate Account to the GPA at any time without incurring a fee. The transfer will take effect when We receive Your signed, written request.

We will consider all transfers made on one valuation date to be one transfer.

We currently do not charge a fee for transfers. We, however, reserve the right to charge a fee for transfers if there are more than six transfers in a policy year. This fee will not exceed $10 per transfer.

You may only transfer account value from the GPA to the Separate Account once per policy year. This transfer must occur within the 31-day period following your policy anniversary date. This transfer may not exceed 25% of Your account value in the GPA at the time of Your transfer. For purposes of this transfer restriction, Your account value in the GPA does not include policy debt. However, You may transfer 100% of Your account value in the GPA to the Separate Account if:

     . You have transferred 25% of Your account value in the GPA in each of the previous three policy years, and

     . You have not allocated premium payments or made transfers to the GPA during any of the previous three policy years, except as a result of a policy loan.

You cannot transfer GPA account value equal to any policy debt.

Automated Account Value Transfer.
Automated account value transfer allows You to make monthly transfers of account value in a Separate Account Division to any combination of Separate Account Divisions and the GPA. You must specify the amount You wish to transfer as a dollar amount or a whole-number percentage. Automated account value transfers are not available from more than one Separate Account Division or from the GPA. We consider this process as one transfer per policy year.

You can elect, change or cancel automated account value transfer on any valuation date, provided We receive a fully completed written request. We will only make transfers on the monthly calculation date. The effective date of the first automated transfer will be the first monthly calculation date after We receive Your request at Our Home Office. If We receive Your request before the end of the free look period, Your first automated transfer will occur at the end of this period.

Transfers will occur automatically. However, You must specify:

     . the Separate Account Division We are to transfer from; and

     . the Separate Account Division(s) and/or GPA We are to transfer to; and

     . the length of time during which transfers will continue.

If Your transfer amount is greater than Your account value in the Separate Account Division We are transferring from, then We will transfer Your remaining value in that Division in the same proportion as Your previously transferred amounts. We will not process any more automated transfers thereafter.

Automated Account Re-Balancing.

Automated account re-balancing permits You to maintain a specified whole-number percentage of Your account value in any combination of the Separate Account Divisions and the GPA. We must receive a fully completed written request in order to begin Your automated account re-balancing program. Then, We will make transfers on a quarterly basis to and from the Separate Account Divisions and the GPA to re-adjust Your account value to Your specified percentage.

This program allows You to maintain a specific fund allocation. Quarterly re-balancing is based on Your policy year. We will re-balance Your account value only on a monthly calculation date. We consider automated account re-balancing as one transfer per policy year.

You can elect or cancel automated account re-balancing on any valuation date, provided We receive a fully completed written request. You may only change allocation percentages once each policy year. In addition, You may only reduce Your allocation to the GPA by up to 25% once each policy year.

The effective date of the first automated re-balancing will be the first monthly calculation date after We receive Your request at the Home Office. If We receive the request before the end of the free look period, Your first re-balancing will occur at the end of the free look period. The automated account re-balancing program is not subject to the restrictions on transfers from the GPA to the Separate Account.

You may participate in either the automated account value transfer program or the automated account re-balancing program at one time.

Withdrawals.
After Your policy has been in force for six months, You can withdraw value from Your policy on any monthly calculation date. You must send written request to Our Home Office.

     . Minimum withdrawal amount: $100 (before deducting the withdrawal charge).
       -------------------------

     . Maximum withdrawal amount: account value, less policy debt, less an
       -------------------------
       amount equal to twelve multiplied by the most recent account value charges for Your policy.

We deduct the withdrawal amount from Your account value as of the valuation time on the applicable monthly calculation date. You must specify the GPA or the Separate Account Division(s) from which the withdrawal is to be made. If You do not specify otherwise, We will withdraw the amount in proportion from Your values in the Separate Account Divisions and the GPA. The withdrawal amount may not exceed the non-loaned account value of a Separate Account Division or GPA.

We deduct a charge of 2.0% of the amount You withdraw. This charge will not exceed $25.00. We will reduce Your account value by the amount of the withdrawal. If necessary, We will reduce Your policy's selected face amount to prevent an increase in the amount at risk, unless You provide Us with satisfactory evidence of insurability. Withdrawals may have tax consequences.

Policy Loan Privilege.
You can take a loan on Your policy at any time while the insured is living. The maximum loan is:

     . Your account value at the time of the loan; less

       . any outstanding policy debt before the new loan; less

       . interest on the loan being made and on any outstanding policy debt to the next policy anniversary date; less

       . an amount equal to the most recent account value charge for the policy multiplied by the number of monthly calculation dates remaining, up to and including, the next policy anniversary date.

You must properly assign Your policy to Us as collateral for the loan.

Source of Loan.

We deduct Your requested loan amount from the Separate Account Divisions and the GPA in proportion to the non-loaned account value of each on the date of the loan request. We liquidate shares taken from the Separate Account Divisions and transfer the resulting dollar amounts to the GPA. These dollar amounts become part of the loaned portion of the GPA. You may not borrow from the loaned portion of the GPA.

We may delay any loan from the non-loaned portion of the GPA for up to six months. We may also delay any loan from the Separate Account if:

       . the New York Stock Exchange is closed, except for normal weekend and holiday closings, or

       . trading is restricted, or

       . the Securities and Exchange Commission determines that an emergency exists, or

       . the Securities and Exchange Commission permits Us to delay payment.

If Loans Exceed the Policy Account Value.
Policy debt is Your outstanding loan balance, including accrued interest. Policy debt must not exceed Your account value. If this limit is reached, We may terminate the policy, even if Your policy meets the safety test. If We terminate Your policy for this reason, We will notify You, and any assignee shown on our records, in writing. This notice states the amount necessary to bring the policy debt back within the limit. If We do not receive a payment within 31 days after the date We mailed the notice, the policy terminates without value at the end of those 31 days. Termination of a policy under these circumstances could cause You to recognize gross income.

Interest.
On the Application, You may select a loan interest rate of 6% per year or, where permitted, an adjustable loan rate. All policies within a case must have the same fixed or adjustable loan rate. We set the adjustable loan rate each year that will apply for the next policy year. The maximum rate is based on the monthly average of the composite yield on seasoned corporate bonds as published by Moody's Investors Service. If Moody's is no longer published, We will use a substantially similar average. The maximum rate is the greater of:

       . the published monthly average for the calendar month ending two months before the policy year begins; or

       . 5%.

We will increase the rate if the maximum limit is at least 1/2% higher than the rate in effect for the previous year. We will decrease the rate if the maximum limit is at least 1/2% lower than the rate in effect for the previous year.

Interest accrues daily, becoming part of the policy debt. Interest is due on each policy anniversary. If You do not pay interest when due, We will add the interest to the loan, and it will bear interest at the same rate. We treat any interest capitalized on a policy anniversary the same as a new loan. We will deduct this capitalized interest from the Separate Account Divisions and the GPA in proportion to the non-loaned account value in each.

Repayment.
You may repay all or part of any policy debt at any time while Your policy is in force. Upon repayment, We will transfer values equal to the repayment from the loaned portion of the GPA to the non-loaned portion of the GPA and the applicable Separate Account Division(s). We will transfer the repayment in proportion to the non-loaned value in each Separate Account Division and/or the GPA at the time of repayment. If You do not repay the loan, We deduct the loan amount due from the surrender value or death benefit.

Interest Credited on Loaned Value.
The amount equal to any outstanding policy loans is held in the GPA. This amount is credited with interest at a rate which is the greater of 3.0% or Your policy loan rate, less a MassMutual declared charge guaranteed not to exceed 3.0%. The current charge varies by policy year as follows:

     . Policy years 1 through 15: 0.75%.

     . Policy years 16 through 30: 0.55%.

     . Policy years 31 and thereafter: 0.45%.

Effect of Loan.
Your policy loan reduces the death benefit and cash surrender value under the policy by the amount of the loan. Your repayment of the loan increases the death benefit and cash surrender value by the amount of the repayment.

As long as a loan is outstanding, a portion of Your policy's account value equal to the loan is held in the GPA. The Separate Account's investment performance does not affect this amount. Tax consequences may result if You have policy debt when you surrender Your policy.

Part II - Additional Provisions of the Policy.

Paid-up Policy Date.
The paid-up policy date is the policy anniversary nearest the insured's 100th birthday. On this date, Your selected face amount automatically changes to equal the account value multiplied by a factor guaranteed to be no less than 1. As of this date and thereafter, the death benefit option will be death benefit option 1, the charge for cost of insurance will be $0 and We will no longer accept premium payments. We will continue to deduct any other account value charges. The policy does not lapse after the paid-up policy date. Your payment of planned annual premiums does not guarantee that the policy will continue in force to the paid-up policy date.

Reinstatement.
For a period of five (5) years after termination, You can request that We reinstate the policy during the insured's lifetime. We will not reinstate the policy if it has been surrendered for its cash surrender value. A termination and/or reinstatement may cause the policy to become a modified endowment contract.

Before We reinstate the policy, We must receive the following:

     . A premium payment that will produce an account value equal to 3 times the total account value charges for the policy on the monthly calculation date on or next following the date of reinstatement;

     . Evidence of insurability satisfactory to us; and

     . Where necessary, a signed acknowledgement that the policy has become a modified endowment contract.

If We do reinstate the policy, Your policy's selected face amount for the reinstated policy will be the same as if the policy had not terminated. The safety test will not apply to policies that We reinstate.

Payment Options.
Upon full surrender or the insured's death, We will pay the entire cash surrender value or all or part of the death benefit in cash or as a series of level payments under a payment option. Your payments will no longer be affected by the investment experience of the Separate Account Divisions or the GPA.

To receive payments under any of the following options, the proceeds must be at least $2,000. If the payments under any option are less than $20 each, We reserve the right to make payments at less frequent intervals. Your payment option choices are:

  A.  Fixed Amount Payment Option. We make a monthly payment for an agreed fixed
      ---------------------------
      amount. The amount of each payment may not be less than $10 for each $1,000 applied. We credit interest of at least 3% per year each month on the unpaid balance and add the interest to this balance. Payments continue until the amount We hold runs out.

  B.  Fixed Time Payment Option. We make equal monthly payments for any period
      -------------------------
      selected, up to 30 years. The amount of each payment depends on:

          . the total amount applied;

          . the period selected;

          . and the monthly payment rates We are using when the first payment is due.

  C.  Lifetime Payment Option. We make equal monthly payments on the life of a
      -----------------------
      named person. Three variations are available:

          .  Payments for life only;

          . Payments guaranteed for five, ten or twenty years or the death of the named person, whichever is later; or

          . Payments guaranteed for the amount applied or the death of the named person, whichever is later.

  D.  Interest Payment Option. We hold amounts applied under this option. We
      -----------------------
      will pay interest monthly of at least 3% per year on the unpaid balance.

  E.  Joint Lifetime Payment Option. We make equal monthly payments based on the
      -----------------------------
      lives of two named persons. While both named persons are living, we make one payment per month. When one of the named persons dies, the same payment continues for the lifetime of the other named person. We offer two variations:

          . Payments guaranteed for 10 years or when both named persons die, whichever is later; and

          . Payments for two lives only. We do not guarantee a specific number of payments. We stop payments when both named persons die.

  F.  Joint Lifetime Payment Option with Reduced Payments. We make monthly
      ---------------------------------------------------
      payments based on the lives of two named persons. While both named persons are living, we make one payment each month. When one dies, we reduce payments by one-third and continue for the lifetime of the other named person. We stop payments when both named persons die.

Withdrawal Rights under Payment Options.
If provided in the payment option election, You may withdraw all or part of the unpaid balance or apply it under any other option.

Beneficiary.
A beneficiary is any person You name on Our records to receive insurance proceeds after the insured dies. You name the beneficiary in the policy application. There may be different classes of beneficiaries, such as primary and secondary. These classes set the order of payment. There may be more than one beneficiary in a class.

You may name any beneficiary as an irrevocable beneficiary. We need the consent of an irrevocable beneficiary if You wish to change that beneficiary. We also need the consent of any irrevocable beneficiary if You wish to exercise any policy right except the right to:

     .  Exercise dividend rights.

     .  Reinstate the policy after termination.

If no beneficiary is living when the insured dies, we will pay the death benefit to the policyowner unless instructed otherwise. If the policyowner is deceased, then We will pay the death benefit to the policyowner's estate.

Changing the Policyowner or Beneficiary.

You may change the policyowner or any beneficiary during the insured's lifetime by writing to Our Home Office. The change takes effect as of the date of the request, even if the insured dies before We receive it. Different rules apply if You named an irrevocable beneficiary.

Right to Substitute Insured.
You may transfer the policy to the life of a substitute insured subject to certain restrictions. You must request this transfer in writing. The substitution of an insured may affect the policy's selected face amount and account value. Future charges against the policy will be based on the life of the substitute insured.

The costs to transfer are:

     .  an administrative fee of $75, plus

     .  any premium necessary to effect the transfer, plus

     .  any excess policy debt You have not repaid prior to transfer.

Excess policy debt is the amount by which policy debt exceeds the maximum loan available after transfer. You must pay any such excess on or before the transfer date.

The incontestability and suicide exclusion periods, as they apply to the substitute insured, run from the transfer date. Any assignments will continue to apply.

The Internal Revenue Service has ruled that a substitution of insureds is an exchange of contracts which does not qualify for the tax deferral available under Code Section 1035. Therefore, You must include in current gross income all the previously unrecognized gain in the policy upon a substitution of insureds.

Assignment.
You may assign Your policy as collateral for a loan or other obligation, subject to any outstanding policy debt. For any assignment to be binding on us, We must receive a signed assignment in proper form at Our Home Office. We are not responsible for the validity of any assignment.

Dividends.
Each year We determine the money available to pay dividends. We then determine if We will pay any dividend under the policy. We will pay any dividend on Your policy anniversary. If the insured dies after the first policy year, We will include as part of the death benefit a pro rata share of any allocated dividend for the year death occurs. We do not expect to pay any dividends under the policies.

Limits on Our Right to Challenge the Policy.
We reserve the right to contest the validity of a policy within two years from its issue date, reinstatement or an increase in the selected face amount. After that two-year period, We cannot contest its validity, except for failure to pay premiums.

Misstatement of Age or Gender.
We will make an adjustment if the insured's date of birth or gender in the application is not correct. If the adjustment is made when the insured dies, We will adjust the death benefit by the most recent cost of insurance charge according to the correct age and gender. If We make the adjustment before the insured dies, We will base future monthly deductions on the correct age and gender.

Suicide Exclusion.
If the insured commits suicide whether sane or insane within two years from the issue date, We will pay a limited death benefit in one sum to the beneficiary. The limited death benefit is the amount of premiums paid for the policy, less any policy debt or amounts withdrawn.

If the insured commits suicide whether sane or insane within two years from an increase in the selected face amount and while the policy is in force, We will pay a limited benefit to the beneficiary. The limited death benefit is the cost of insurance charges associated with the selected face amount increase.

If the insured commits suicide whether sane or insane within two years after the policy is reinstated and while the policy is in force, We will pay a limited death benefit to the beneficiary. The limited death benefit is the amount of premium You paid to reinstate the policy and any premiums You paid thereafter, less any policy debt or amounts You withdrew.

When We Pay Proceeds.
If the policy has not terminated, We will normally pay the cash surrender value, loan proceeds or the death benefit within 7 days after We receive all required documents in proper form at Our Home Office. We can delay payment of the cash surrender value, any withdrawal from the Separate Account, Separate Account loan proceeds or the death benefit during any period that:

     . It is not reasonably practicable for Us to determine the amount because the New York Stock Exchange is closed, except for normal weekend or holiday closings, or trading is restricted; or

     . The Securities and Exchange Commission determines that an emergency exists; or

     . The Securities and Exchange Commission permits Us to delay payment for the protection of our policyowners.

We may delay payment of any cash surrender value or loan proceeds from the GPA for up to 6 months from the date the We receive the request at Our Home Office.

We can delay payment of the entire death benefit if payment is contested. We investigate all death claims arising within the two-year contestable period. When the investigation is complete, We generally determine within five days whether the claim should be paid and make payments promptly. If We delay payment for 10 working days or more from the effective date of surrender or withdrawal, We will add interest at the same rate as is paid under the interest payment option at that time.

Free Look Provision.
You may cancel Your policy within 10 days after You receive it. You must mail or deliver the policy either:

     .   to Our Home Office; or

     .   to the agent who sold You the policy; or

     .   to one of Our agency offices.

If You cancel the policy, We will pay a refund to You. The refund equals:

 (a) any premium paid for the policy; plus

 (b) interest credited to the policy under the GPA; plus or minus

 (c) an amount that reflects the investment experience of the Separate Account Divisions to the date We receive Your returned policy; minus

 (d) any amounts You borrowed or withdrew.

During the free look period, We will apply premium payments to the Oppenheimer Money Division.

Additional Benefits By Rider.
At Your request, the policy can include additional benefits. We approve these benefits based on Our standards and limits for issuing insurance and classifying risks. Any additional benefit We provide by rider is subject to the terms of both the rider and the policy. We deduct the cost of any rider from Your account value. Subject to state availability, the following riders are available.

Supplemental Monthly Term Insurance Rider.
The Supplemental Monthly Term Insurance Rider ("Term Rider") provides You with the option to purchase monthly term insurance on the life of the insured. The Term Rider selected face amount supplements the selected face amount of Your policy. You can only elect the Term Rider in the policy's application. The safety test will not apply to the Term Rider.

If You elect the Term Rider, Your policy's selected face amount, plus the Term Rider's selected face amount must equal at least $50,000. However, Your policy's selected face amount must be at least $5,000.

If You elect the Term Rider, the policy may have a lower annual cutoff policy premium. As a result, You may pay a lower overall sales load when compared to a policy with the same total selected face amount but without the Term Rider.

You may increase the Term Rider selected face amount upon satisfactory written notice to Us. We will require satisfactory evidence of insurability for Your requested increase. You may also decrease the Term Rider selected face amount upon written notice in a form satisfactory to Us.

If You request an increase or decrease or policy withdrawal, You must specify whether we should apply any resulting increase or decrease to the policy's selected face amount or the Term Rider selected face amount. If you do not specify, We will apply any resulting increase or decrease in proportion to the policy's selected face amount and the Term Rider selected face amount.

The Term Rider will terminate:

     1. If We receive satisfactory written notice to cancel from You. Such cancellation will apply to all monthly calculation dates beginning on or after the date We receive the cancellation notice; or

     2. If Your account value is insufficient to cover Your account value charges, regardless of whether Your policy meets the safety test; or

     3. Thirty days after an unpaid premium when there is insufficient value to cover the Term Rider's monthly charges; or

     4. Upon the later of (a)Your policy anniversary nearest the insured's 70th birthday, or (b) upon the tenth policy anniversary; or

     5.  Upon termination of Your policy for any reason.

If termination occurs for the reason stated in No. 4, the policy's selected face amount automatically increases by the amount of the Term Rider's selected face amount. If the Term Rider terminates for any reason, it can never be reinstated.

Waiver of Monthly Charges Rider.
This rider allows Us to waive the account value charges of Your policy for at least two years if:

  . the insured becomes totally disabled before the policy anniversary nearest the insured's 65th birthday; and

  .  such total disability continues for 6 months.

The Waiver of Monthly Charges Rider will terminate when any of the following occurs:

  .   The insured is no longer disabled; or

  . You do not give Us the required satisfactory proof of continued disability; or

  .   The insured fails or refuses to have a required examination; or

  . The day before the policy anniversary after the insured's 65th birthday, or, if later, the date two years from the date the total disability began.

Part III - Other Important Information.

Federal Income Tax Considerations.
The following discussion presents a general description of the federal income tax consequences of the policy, in accordance with Our understanding of current federal income tax laws. It is not an exhaustive study of all tax issues that might arise under the policy. This discussion is not intended as tax advice. We make no representation as to the likelihood of continuation of current federal income tax laws and Treasury Regulations or of the current interpretations of the Internal Revenue Service. We reserve the right to make changes in the policy to ensure it qualifies as life insurance for tax purposes. We do not address state or other applicable tax laws in this discussion. We make no guarantee regarding the future tax treatment of any policy.

For complete consideration of federal and state tax consequences, You should consult a qualified tax adviser prior to purchasing the policy.

Under current state laws, We may incur state and local taxes (in addition to premium taxes). At present, these taxes are not significant. If there is a material change in state or local tax laws, We reserve the right to charge the Separate Account for such taxes if attributable to the Separate Account.

Policy Proceeds, Premiums and Loans.
We believe the policy meets the statutory definition of life insurance under Internal Revenue Code ("Code") Section 7702 and thus receives the same tax treatment as that given to fixed benefit life insurance. As a result, the policy's death benefit is generally excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code. An exception to this general rule is where a policy has been transferred for value. In that case, only the portion of the death benefit equal to premiums paid for the policy may be excluded from gross income.

Upon Your full surrender of a policy for its cash surrender value, You may recognize ordinary income for federal tax purposes. Ordinary income is the amount by which:

   . account value, including
   . outstanding policy debt (which may include unpaid interest), exceeds . premiums paid but not previously recovered.

Decreases in selected face amount and withdrawals may be taxable depending on the circumstances. Code Section 7702(f)(7) states that if a reduction of future benefits occurs during the first 15 years after a policy is issued and if there is a cash distribution associated with that reduction, You may be taxed on all or part of the amount distributed. After 15 years, such cash distributions are not subject to federal income tax, except to the extent they exceed the total amount of premiums paid but not previously recovered. Generally, if a taxable event does not otherwise exist, a withdrawal is taxable only if it exceeds Your yet unrecovered premium contributions. We suggest that You consult Your tax adviser prior to decreasing Your selected face amount or taking a withdrawal.

If You change the policyowner or the insured or exchange or assign Your policy, tax consequences may occur. We also believe that under current law any policy loan will be treated as policy debt. Therefore, no part of any loan under a policy will constitute income to You. Under the "personal" interest limitation provisions of the Code, interest on policy loans used for personal purposes, which otherwise meet the requirements of Code Section 264, will no longer be tax deductible. Other rules may apply to allow all or part of the interest expense as a deduction if the loan proceeds are used for "trade or business" or "investment" purposes. We suggest You consult Your tax adviser for further guidance on the deductibility for tax purposes of the interest on policy loans.

If a business or corporation owns the policy, the Code may impose additional restrictions. The interest deduction available for loans against a business-owned policy is limited. For those corporations subject to the alternative minimum tax, there may be an indirect tax upon the inside build-up of gain. The corporate alternative minimum tax could also apply to a portion of the amount by which death benefits received exceed the policy's cash value at date of death.

Federal, state and local estate, inheritance, and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policyowner or beneficiary.

For complete information on the impact of changes to Your policy and federal and state tax considerations, You should consult a qualified tax adviser.

Modified Endowment Contracts.
If Your policy becomes a modified endowment contract, loans, collateral assignments, and other amounts distributed are taxable to the extent of any accumulated income in the policy. In general, the amount subject to tax is the excess of the account value (both loaned and unloaned) over the previously unrecovered premiums paid. Any death benefits We pay under a modified endowment contract, however, are not taxed any differently from death benefits payable under other life insurance contracts.

A policy is a modified endowment contract if it satisfies the definition of life insurance in the Code, but fails the additional "7-pay test." A policy fails this test if the accumulated amount paid under the policy at any time during the first seven policy years exceeds the total premiums that would have been payable under a policy providing for guaranteed benefits upon the payment of seven level annual premiums. Regardless, a policy which would otherwise satisfy the 7-pay test will still be taxed as a modified endowment contract if it is received in exchange for a modified endowment contract.

Certain changes will require Us to re-test a policy to determine whether it has become a modified endowment contract. For example, a reduction in death benefits during the first seven contract years will cause Us to re-test the policy as if it had originally been issued with the reduced death benefit. If the premiums actually paid into a policy exceed the limits under the 7-pay test for a policy with the reduced death benefit, the policy will become a modified endowment contract. This change is effective retroactively to the contract year in which the actual premiums paid exceed the new 7-pay limits.

In addition, a "material change" occurring at any time while the policy is in force will require Us to re-test the policy to determine whether it continues to meet the 7-pay test. A material change starts a new 7-pay test period. The term "material change" includes many increases in death benefits.

Since the policy provides for flexible premium payments, We will carefully monitor the policy to determine whether increases in death benefits or additional premium payments cause either the start of a new 7-pay test period or the taxation of distributions and loans. All additional premium payments will be considered.

If any amount is taxable as a distribution of income under a modified endowment contract, it will also be subject to a 10% penalty tax. Limited exceptions from the additional penalty tax are available for individual policyowners. These exceptions include:

    .  distributions made on or after the date the taxpayer attains age 59 1/2;
       or

    .  distributions attributable to the taxpayer's becoming disabled; or

    . distributions that are part of a series of substantially equal periodic payments (made not less frequently than annually) made for the life or life expectancy of the taxpayer.

Once a policy fails the 7-pay test, loans, collateral assignments, and distributions occurring in the year of failure and thereafter become subject to the rules for modified endowment contracts. In addition, any distribution or loan made within two years prior to failing the 7-pay test is considered to have been made in anticipation of the failure and may result in tax consequences.

For purposes of determining the amount of income received from a modified endowment contract, the law requires the aggregation of all modified endowment contracts issued to the same policyowner by an insurer and its affiliates within the same calendar year. Therefore, loans and distributions from any one such policy are taxable to the extent of the income accumulated in all the contracts required to be aggregated.

You should consult a qualified tax adviser for complete information on modified endowment contract status, especially in the case of a corporate-owned policy.

Diversification Standards.
To comply with final regulations under Code Section 817(h) ("Final Regulations"), each Fund is required to diversify its investments. All securities of the same issuer are treated as a single investment. Each government agency or instrumentality, however, is treated as a separate issuer.

We intend to comply with the Final Regulations to ensure the policy continues to qualify as life insurance for federal income tax purposes. If future regulations are issued regarding whether a policyowner may direct investments to a particular division of a separate account, We reserve the right to modify the policy as necessary to prevent the policyowner from being considered the owner of the assets of the Separate Account.

Your Voting Rights.
As long as the Separate Account continues to operate as a unit investment trust under the Investment

Company Act of 1940, as amended, You have voting rights. You are entitled to instruct Us how to vote the Funds' shares held in the Separate Account that are attributable to Your policy at shareholder meetings. We determine who has voting rights as of the record date for the meeting.

We determine the number of Fund shares held in the Separate Account attributable to Your policy by dividing Your account value in each Division, if any, by $100. We count fractional votes.

In order to exercise Your voting rights, We will send You proxy material and an instruction form. If We have not received effective voting instructions, We will vote Fund shares held by the Separate Account in the same proportion as the shares for which We received instructions, if required by law. Otherwise, We reserve the right to vote such shares at Our own discretion.

Our Rights.
We reserve the right to take certain actions in connection with Our operations and the operations of the Separate Account. We will act in accordance with applicable laws. If required by law or regulation, We will seek Your approval.

Specifically, We reserve the right to:

     . Create new segments of the Separate Account for any new variable life insurance products We create in the future;

     .   Create new Separate Accounts;

     .   Combine any two or more Separate Accounts;

     . Make available additional Separate Account Divisions investing in additional investment companies;

     .   Eliminate one or more Separate Account Divisions;

     . Substitute or merge two or more Separate Account Divisions or Separate Accounts;

     . Invest the assets of the Separate Account in securities other than shares of the Funds as a substitute for such shares already purchased or as the securities to be purchased in the future;

     . Operate the Separate Account as a management investment company under the Investment Company Act of 1940, as amended, or in any other form permitted by law;

     . De-register the Separate Account under the Investment Company Act of 1940, as amended, if registration is no longer required; and

     .   Change the name of the Separate Account.

We reserve all rights to the name MassMutual and Massachusetts Mutual Life Insurance Company or any part of it. We may allow the Separate Account and other entities to use Our name or part of it, but We may also withdraw this right.

Records And Reports.
We maintain all Separate Account and GPA records and accounts. Each year within 30 days after Your policy anniversary, We will mail to You a report showing:

     .   Your account value at the beginning of the previous policy year;

     .   all premiums paid during the previous policy year;

     . all additions to and deductions from Your account value during the policy year; and

     . the account value, death benefit, cash surrender value and policy debt as of Your last policy anniversary.

We will include any additional information required by any applicable law or regulation in this report.

Sales And Other Agreements.
MML Distributors, LLC ("MML Distributors") a wholly-owned subsidiary of MassMutual, is the principal underwriter of the policy. MML Investors Services, Inc. ("MMLISI"), a wholly-owned subsidiary of MassMutual, serves as the co-underwriter of the policies. Both MML Distributors and MMLISI are located at 1414 Main Street, Springfield, MA 01144-1013. Each underwriter is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934. Each is also a member of the National Association of Securities Dealers, Inc. ("NASD").

MML Distributors may enter into selling agreements with other registered SEC broker-dealers who are also members of the NASD. These are selling brokers.

We also sell the policies through state insurance licensed agents. These agents are also registered representatives of selling brokers or of MMLISI.

When We receive a completed application, the selling broker or co-underwriter performs suitability review. In some cases, We perform insurance underwriting. If We accept the application, we determine the insured's risk classification. If We do not accept the application, We will refund any premium paid.

Both MML Distributors and MMLISI receive compensation for their activities as underwriters of the policies. We pay commissions through MMLISI and MML Distributors to agents and selling brokers.

MML Distributors does business under different variations of its name; including the name MML Distributors, L.L.C. in the states of Illinois, Michigan, Oklahoma, South Dakota and Washington; and the name MML Distributors, Limited Liability Company in the states of Maine, Ohio and West Virginia.

Commissions.
We pay agents or selling brokers commissions as a percentage of premiums paid under the policies. The commission percentage is based on the annual cutoff policy premium. The maximum commission percentage We will pay under the policies is 13% of premiums.

Agents or selling brokers may also receive asset-based compensation. The maximum asset based compensation is 0.2% of the account value of the Separate Account Divisions.

Agents may receive commissions at lower rates on policies sold to replace existing insurance issued by MassMutual or any of its subsidiaries.

Bonding Arrangement.
We maintain an insurance company blanket bond which provides $50,000,000 coverage for MassMutual officers and employees and general agents and agents. The blanket bond is subject to a $350,000 deductible.

Year 2000.
Like other businesses and governments around the world, MassMutual could be adversely affected if the computer systems used by the company and those with which it does business do not properly recognize the year 2000. This is commonly known as the "Year 2000 issue."

In 1996, MassMutual began an enterprise-wide process of identifying, evaluating and implementing changes to computer systems and applications software to address the Year 2000 issue on its own behalf and on behalf of certain subsidiaries. MassMutual is addressing the Year 2000 issue internally with modifications to existing programs and conversions to new programs. MassMutual is also seeking assurances from vendors, customers, service providers, governments and others with which MassMutual conducts business, to determine their year 2000 readiness.

The costs are currently being expensed, and when measured against net gain from operations before dividends, are not material to MassMutual.

Legal Proceedings.
We are currently not involved in any material legal proceedings that adversely impact the policy.

Experts.
We have included the financial statements of MassMutual in this prospectus in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

PricewaterhouseCoopers LLP's report on the statutory financial statements of MassMutual includes explanatory paragraphs relating to the use of statutory accounting practices rather than generally accepted accounting principles.

John M. Valencia, Assistant Vice President for MassMutual, has examined the illustrations in Appendix C of this prospectus. We filed his opinion on the illustrations as an exhibit to the registration statement filed with the SEC.

Financial Statements.
You should consider the financial statements of MassMutual included in Appendix F of this prospectus only as bearing upon the ability of MassMutual to meet its obligations under the policy.

Appendix A - Glossary

Case:
A group of policies sold to individuals with a common employment or other non-insurance motivated relationship.

Insured:
Person whose life the policy insures.

Issue Date:
The date the policy is in force. It is also the start date of the suicide exclusion and contestability periods.

Monthly Calculation Date:
The date the account value charges are due. The first monthly calculation date is the policy date. Subsequent monthly calculation dates are on the same date of each calendar month thereafter.

Net Premium:
Premium paid less sales load, premium tax charges and federal deferred acquisition cost tax charges.

Policy Anniversary:
The anniversary of the policy date.

Policy Date:
The date used as the starting point for determining policy anniversary dates, policy years and monthly calculation dates.

Policy Year:
The twelve month period beginning with the policy date, and each successive twelve month period thereafter.

Policyowner:
The corporation, partnership, trust, individual, or other entity who owns the policy, as shown on Our records.

Valuation Date:
A date on which the price of the Funds is determined. Generally, this will be any date on which the New York Stock Exchange is open for trading.

Valuation Period:
The period from the end of one valuation date to the end of the next valuation date.

Valuation Time:
The time the New York Stock Exchange closes on a valuation date (currently 4:00 p.m. New York time). All required actions will be performed as of the valuation time.

Appendix B - Rates of Return


Table 1 shows the Effective Annual Rates of Return of the Funds based on the actual investment performance of the Funds, after deductions of investment management fees and other operating expenses. This Table is based on December 31, 1997 figures. The Effective Annual Rates of Return do not reflect the deduction of mortality and expense risk charges, premium deductions, administrative charge, cost of insurance charges or face amount charges.

Table 2 shows the Effective Annual Rates of Return of the Separate Account Divisions. These returns are based on the actual underlying Fund performance and the deduction of the current mortality and expense risk charge of 0.60%. The Effective Annual Rates of Return do not reflect premium deductions, administrative charge, cost of insurance charges or face amount charges. This table is based on December 31, 1997 figures. It assumes the Separate Account Divisions have been in operation for the same periods as the underlying Funds in which they invest. Also, it reflects the total of the income generated by the Funds, net of investment management fees and other operating expenses, plus realized or unrealized capital gains and losses.

Table 3 shows the One Year Total Returns of the Funds based on actual investment performance. It reflects the deduction of investment management fees and other operating expenses. This table is based on December 31, 1997 annualized figures. These rates of return do not reflect the deduction of mortality and expense risk charges, premium deductions, administrative charge, cost of insurance charges or face amount charges.

Since Tables 1, 2 and 3 do not reflect deductions from premiums or administrative, cost of insurance, and face amount charges, the rates do not illustrate how actual investment performance will affect the benefits under the policy. If these charges were included, the returns would be lower.

The rates of return shown do not indicate future performance. You may consider these rates of returns when assessing Funds' investment advisers and sub-advisers competence and performance.


                                                                   TABLE 1
                                                      EFFECTIVE ANNUAL RATES OF RETURN/1/
                                                            AS OF DECEMBER 31, 1997

------------------------------------------------------------------------------------------------------------------------------------
                                                       1            3           5          10           15          20       Since
       Fund (Inception Date)                          Year        Years       Years       Years       Years       Years    Inception
------------------------------------------------------------------------------------------------------------------------------------
MML Equity (9/15/71)/2/                               28.59%      26.57%      18.25%      16.44%      16.19%      16.20%      14.78%
MML Equity Index (5/1/97)/3/                             --          --          --          --          --          --       21.93%
MML Blend (2/3/84)                                    20.89%      19.29%      13.81%      13.68%         --          --       13.67%
MML Managed Bond (12/16/81)                            9.91%      10.58%       7.79%       9.08%       9.73%         --       10.37%
Oppenheimer Global Securities
(11/12/90)                                            22.42%      13.82%      18.81%         --          --          --       12.26%
Oppenheimer Aggressive Growth
(8/15/86)                                             11.67%      21.17%      15.92%      16.23%         --          --       15.31%
Oppenheimer Growth (4/3/85)                           26.68%      29.42%      18.61%      16.67%         --          --       15.43%
Oppenheimer Growth & Income (7/5/95)                  32.48%         --          --          --          --          --       37.24%
Oppenheimer Multiple Strategies
(2/9/87)                                              17.22%      18.00%      13.31%      12.74%         --          --       12.04%
Oppenheimer High Income (4/30/86)                     12.21%      15.90%      13.75%      14.32%         --          --       13.35%
Oppenheimer Strategic Bond (5/3/93)                    8.71%      12.00%         --          --          --          --        7.64%
Oppenheimer Bond (4/3/85)                              9.25%      10.23%       8.23%       9.50%         --          --        9.89%
Oppenheimer Money (4/3/85)/4/                          5.31%       5.35%       4.70%       5.79%         --          --        5.94%
Panorama International Equity
(5/13/92)                                              8.11%      10.53%      10.78%         --          --          --        8.66%
Panorama Growth (1/21/82)                             26.37%      27.52%      20.12%      18.66%      17.31%         --       18.31%
Panorama Total Return (9/30/82)                       18.81%      17.72%      13.21%      13.80%      13.72%         --       14.05%
MFS(R) Emerging Growth (7/24/95)                      21.90%         --          --          --          --          --       23.53%
MFS(R) Research (7/26/95)                             20.26%         --          --          --          --          --       22.13%
T. Rowe Price New America Growth
(3/31/94)                                             21.12%      30.01%         --          --          --          --       23.66%
T. Rowe Price  E.S. Mid-Cap Growth
(12/31/96)                                            18.80%         --          --          --          --          --       18.80%
T. Rowe Price Limited-Term Bond
(5/13/94)                                              6.74%       6.59%         --          --          --          --        6.16%
Fidelity VIP Fund II Contrafund
(1/3/95)                                              24.14%         --          --          --          --          --       28.16%

  1. The Average Annual Rate of Return (Total Return) is calculated by determining, over a stated period of time, the average annual compounded rate of return that an investment in the Fund earned over that period, assuming reinvestment of all distributions.
  2. Although the MML Equity Fund commenced operations in 1971, the information necessary to calculate Average Annual Rates of Return is available only for the year 1974 and subsequent periods.
  3.  This is the return for the period May 1, 1997 to December 31, 1997.
  4. An investment in money market funds is neither insured nor guaranteed by the U.S. Government, and such a fund's net asset value is not guaranteed to remain stable at $1.00 per share. Although the Oppenheimer Money Fund commenced operations on April 3, 1985, the information necessary to calculate the performance information is available only for the year 1987 and subsequent periods.

Performance of MML Small Cap Value Equity Fund, Oppenheimer Small Cap Growth Fund, Goldman Sachs International Equity Fund, Goldman Sachs Capital Growth Fund, Goldman Sachs Mid Cap Equity Fund, Goldman Sachs CORE U.S. Equity Fund and Goldman Sachs Growth and Income Fund, each a series of the Goldman Sachs VIT Trust, and the MFS(R) New Discovery Series is unavailable since these Funds had not commenced operations as of December 31, 1997.

                                                              TABLE 2
                            EFFECTIVE ANNUAL RATES OF RETURN/1/ OF EACH DIVISION OF THE SEPARATE ACCOUNT
                                                      AS OF DECEMBER 31, 1997

-------------------------------------------------------------------------------------------------------------------------------
                                                               1                 5                10             Since
          Division (Inception Date)                           Year             Years            Years          Inception
-------------------------------------------------------------------------------------------------------------------------------
MML Equity (9/15/71)/4/                                       27.99%           17.65%           15.84%           14.18%
MML Equity Index (5/1/97)/2/                                    ----             ----             ----           21.33%
MML Blend (2/3/84)                                            20.29%           13.21%           13.08%           13.07%
MML Managed Bond (12/16/81)                                    9.31%            7.19%            8.48%            9.77%
Oppenheimer Global Securities (11/12/90)                      21.82%           18.21%             ----           11.66%
Oppenheimer  Aggressive Growth (8/15/86)                      11.07%           15.32%           15.63%           14.71%
Oppenheimer Growth (4/3/85)                                   26.08%           18.01%           16.07%           14.83%
Oppenheimer Growth & Income (7/5/95)                          31.88%             ----             ----           36.64%
Oppenheimer Multiple Strategies (2/9/87)                      16.62%           12.71%           12.14%           11.44%
Oppenheimer High Income (4/30/86)                             11.61%           13.15%           13.72%           12.75%
Oppenheimer Strategic Bond (5/3/93)                            8.11%             ----             ----            7.04%
Oppenheimer Bond (4/3/85)                                      8.65%            7.63%            8.90%            9.29%
Oppenheimer Money (4/3/85)/3/                                  4.71%            4.10%            5.19%            5.34%
Panorama International Equity (5/13/92)                        7.51%           10.18%            --               8.06%
Panorama Growth (1/21/82)                                     25.77%           19.52%           18.06%           17.71%
Panorama Total Return (9/30/82)                               18.21%           12.61%           13.20%           13.45%
MFS(R) Emerging Growth (7/24/95)                              21.30%             ----             ----           22.93%
MFS(R) Research (7/26/95)                                     19.66%             ----             ----           21.53%
T. Rowe Price New America Growth (3/31/94)                    20.52%             ----             ----           23.06%
T. Rowe Price Mid-Cap Growth (12/31/96)                       18.20%             ----             ----           18.20%
T. Rowe Price Limited-Term Bond (5/13/94)                      6.14%             ----             ----            5.56%
Fidelity VIP Fund II Contrafund (1/3/95)                      23.54%             ----             ----           27.56%

1. Performance information assumes current mortality and expense risk charges of .60%. If guaranteed mortality and expense risk charges were used, the performance results would be lower.
2.  This is the return for the period May 1, 1997 to December 31, 1997.
3. Although the Oppenheimer Money Fund commenced operations on April 3, 1985, the information necessary to calculate the Oppenheimer Money Division performance information is available only for the year 1987 and subsequent periods.
 4. Although the MML Equity Fund commenced operations in 1971, the information necessary to calculate Average Annual Rates of Return is available only for the year 1974 and subsequent periods.


Performance of MML Small Cap Value Equity Division, Oppenheimer Small Cap Growth Division, Goldman Sachs International Equity Division, Goldman Sachs Capital Growth Division, Goldman Sachs Mid Cap Equity Division, Goldman Sachs CORE U.S. Equity Division and Goldman Sachs Growth and Income Division, each a series of the Goldman Sachs VIT Trust, and the MFS(R) New Discovery Division is unavailable since these Divisions had not commenced operations as of December 31, 1997.

                                                              TABLE 3
                                                      ONE YEAR TOTAL RETURNS/1/

-------------------------------------------------------------------------------------------------------------------------
            For the year ended                 1997     1996     1995      1994     1993      1992     1991      1990
-------------------------------------------------------------------------------------------------------------------------
MML Equity  (9/15/71)/2/                      28.59%   20.25%   31.13%     4.10%    9.52%    10.48%   25.56%     (0.51)%
MML Equity Index (5/1/97)/3/                  21.93%      --       --        --       --        --       --         --
MML Blend (2/3/84)                            20.89%   13.95%   23.28%     2.48%    9.70%     9.36%   24.00%      2.37%
MML Mgd. Bond (12/16/81)                       9.91%    3.25%   19.14%    (3.76)%  11.81%     7.31%   16.66%      8.38%
Opp. Global Securities(11/12/90)              22.42%   17.80%    2.24%    (5.72)%  70.32%    (7.11)%   3.39%      0.40%
Opp. Aggressive Growth (8/15/86)              11.67%   20.16%   32.52%    (7.59)%  27.32%    15.42%   54.72%    (16.82)%
Opp. Growth (4/3/85)                          26.68%   25.20%   36.65%     0.97%    7.25%    14.53%   25.54%     (8.21)%
Opp. Growth & Income (7/5/95)                 32.48%   32.51%   23.52%        --      --        --       --         --
Opp. Multi. Strategies (2/9/87)               17.22%   15.50%   21.36%    (1.95)%  15.95%     8.99%   17.48%     (1.91)%
Opp. High Income (4/30/86)                    12.21%   15.26%   20.37%    (3.18)%  26.34%    17.92%   33.91%      4.65%
Opp. Strategic Bond (5/3/93)                   8.71%   12.07%   15.33%    (3.78)%   4.25%       --       --         --
Opp. Bond (4/3/85)                             9.25%    4.80%   17.00%    (1.94)%  13.04%     6.50%   17.63%      7.92%
Opp. Money (4/3/85)                            5.31%    5.13%    5.62%    (4.20)%   3.12%     3.76%    5.97%      7.80%
Panorama International Equity (5/13/92)        8.11%   13.26%   10.30%     1.44%   21.80%    (4.32)%     --         --
Panorama Growth (1/21/82)                     26.37%   18.87%   38.06%    (0.51)%  21.22%    12.36%   37.53%     (7.90)%
Panorama Total Return (9/30/82)               18.81%   10.14%   24.66%    (1.97)%  16.28%    10.21%   28.79%      0.50%
MFS(R) Emerging Growth (7/24/95)              21.90%   17.02%      --        --       --        --       --         --
MFS(R) Research (7/26/95)                     20.26%   22.33%      --        --       --        --       --         --
T. Rowe Price New America Growth
(3/31/94)                                     21.12%   20.09%   51.10%     1.00%      --        --       --         --
T. Rowe Price Mid-Cap Growth (12/31/96)       18.80%      --       --        --       --        --       --         --
T. Rowe Price Limited-Term Bond (5/13/94)      6.74%    3.26%    9.88%     2.62%      --        --       --         --
Fidelity VIP Fund II Contrafund (1/3/95)      24.14%   21.22%   39.72%       --       --        --       --         --

1. The figures shown are one year total returns from inception of the Funds. These figures do not reflect the mortality and expense risk charges assessed against the Separate Account, deductions from premiums or administrative, cost of insurance and underwriting charges assessed against the account value of the Policies. If these charges were included, the total return figures would be lower. They may be considered in assessing the competence and performance of each of the Funds' investment advisers.
2.   The figures for the MML Equity Fund from 1974 through 1981 are as follows:
     1974: (17.61)%; 1975: 32.85%; 1976: 24.77%; 1977: (0.52)%; 1978: 3.71%;
     1979: 19.54% 1980: 27.62%; 1981: 6.67%.
3.   This is the return for the period May 1, 1997 to December 31, 1997.

Performance of MML Small Cap Value Equity Fund, Oppenheimer Small Cap Growth Fund, Goldman Sachs International Equity Fund, Goldman Sachs Capital Growth Fund, Goldman Sachs Mid Cap Equity Fund, Goldman Sachs CORE U.S. Equity Fund and Goldman Sachs Growth and Income Fund, each a series of the Goldman Sachs VIT Trust, and the MFS(R) New Discovery Series is unavailable since these Funds had not commenced operations as of December 31, 1997.

                                                        TABLE 3 (Continued)
                                               ONE YEAR TOTAL RETURNS/1/ (Continued)

----------------------------------------------------------------------------------------------------------------------------------
            For the year ended                 1989      1988     1987     1986     1985      1984     1983         1982
----------------------------------------------------------------------------------------------------------------------------------
MML Equity (9/15/71)/2/                        23.04%   16.68%    2.10%   20.15%    30.54%    5.40%   22.85%       25.67%
MML Equity Index (5/1/97)/3/                      --       --       --       --        --       --       --           --
MML Blend (2/3/84)                             19.96%   13.40%    3.12%   18.30%    24.88%    8.24%      --           --
MML Mgd. Bond (12/16/81)                       12.83%    7.13%    2.60%   14.46%    19.94%   11.69%    7.26%       22.79%
Opp. Global Securities(11/12/90)                  --       --       --       --        --       --       --           --
Opp. Aggressive Growth (8/15/86)               27.57%   13.41%   14.34%   (1.65)%      --       --       --           --
Opp. Growth (4/3/85)                           23.59%   22.09%    3.32%   17.76%     9.50%      --       --           --
Opp. Growth & Income (7/5/95)                     --       --       --       --        --       --       --           --
Opp. Multi. Strategies (2/9/87)                15.76%   22.15%    3.97%      --        --       --       --           --
Opp. High Income (4/30/86)                      4.84%   15.58%    8.07%    4.73%       --       --       --           --
Opp. Strategic Bond (5/3/93)                      --       --       --       --        --       --       --           --
Opp. Bond (4/3/85)                             13.32%    8.97%    2.52%   10.12%    18.82%      --       --           --
Opp. Money (4/3/85)                             8.82%    7.31%    6.33%    5.68%     7.25%      --       --           --
Panorama International Equity (5/13/92)           --       --       --       --        --       --       --           --
Panorama Growth (1/21/82)                      35.81%   14.46%    0.25%   11.58%    27.31%    4.89%   32.72%       33.00%
Panorama Total Return (9/30/82)                22.98%   11.64%    4.26%   12.58%    25.43%    6.68%   20.20%        8.10%
MFS(R) Emerging Growth (7/24/95)                  --       --       --       --       --       --       --           --
MFS(R) Research (7/26/95)                         --       --       --       --       --       --       --           --
T. Rowe Price New America Growth
(3/31/94)                                         --       --       --       --       --       --       --           --
T. Rowe Price Mid-Cap Growth (12/31/96)           --       --       --       --       --       --       --           --
T. Rowe Price Limited-Term Bond (5/13/94)         --       --       --       --       --       --       --           --
Fidelity VIP Fund II Contrafund (1/3/95)          --       --       --       --       --       --       --           --

1. The figures shown are one year total returns from inception of the Funds. These figures do not reflect the mortality and expense risk charges assessed against the Separate Account, deductions from premiums or administrative, cost of insurance and underwriting charges assessed against the account value of the Policies. If these charges were included, the total return figures would be lower. They may be considered in assessing the competence and performance of each of the Funds' investment advisers.
2.   The figures for the MML Equity Fund from 1974 through 1981 are as follows:
     1974: (17.61)%; 1975: 32.85%; 1976: 24.77%; 1977: (0.52)%; 1978: 3.71%;
     1979: 19.54% 1980: 27.62%; 1981: 6.67%.
3.   This is the return for the period May 1, 1997 to December 31, 1997.

Performance of MML Small Cap Value Equity Fund, Oppenheimer Small Cap Growth Fund, Goldman Sachs International Equity Fund, Goldman Sachs Capital Growth Fund, Goldman Sachs Mid Cap Equity Fund, Goldman Sachs CORE U.S. Equity Fund and Goldman Sachs Growth and Income Fund, each a series of the Goldman Sachs VIT Trust, and the MFS(R) New Discovery Series is unavailable since these Funds had not commenced operations as of December 31, 1997.

Appendix C

Illustrations of Death Benefits (Option 1, 2 & 3), Cash Surrender Values and Accumulated Premiums

The following tables illustrate the way in which a policy operates. They show how the death benefit under options 1, 2 & 3 and the cash surrender value could vary over an extended period of time, assuming the Funds experience hypothetical gross rates of investment return (i.e. investment income and capital gains and losses, realized or unrealized) equivalent to constant gross annual rates of 0%, 6% and 12%. The tables are based on a hypothetical policy issued under the following conditions: the insured is age 45, unisex, unismoke, $60,000 of Selected Face Amount for the base policy in all years plus $40,000 of Term Face Amount in all years, seven annual premiums of $5,350, and $250,000 of initial case premium paid. We show tables for the current policy charges for policies issued on a guaranteed issue basis and we show separate tables for guaranteed policy charges. These tables will assist in the comparison of death benefits and cash surrender values for the policy with those of other variable life policies which may be issued by Us or other companies.

1. The illustration on page C-3 is for a policy using death benefit option 1 and the current schedule of charges for policies issued on a guaranteed issue basis.

2. The illustration on page C-4 is for a policy using death benefit option 1 and the guaranteed schedule of charges.

3. The illustration on page C-5 is for a policy using death benefit option 2 and the current schedule of charges for policies issued on a guaranteed issue basis.

4. The illustration on page C-6 is for a policy using death benefit option 2 and the guaranteed schedule of charges.

5. The illustration on page C-7 is for a policy using death benefit option 3 and the current schedule of charges for policies issued on a guaranteed issue basis.

6. The illustration on page C-8 is for a policy using death benefit option 3 and the guaranteed schedule of charges.

The death benefits and cash surrender values for a policy would be different from the amount shown if the rates of return averaged 0%, 6% and 12% over a period of years but varied above and below that average in individual policy years. They would also differ if any policy loan were made during the period of time illustrated. They would also be different depending upon the allocation of investment value to each division, if the rates of return for all the Funds averaged 0%, 6% or 12% but varied above or below that average for particular Funds.

The death benefits and cash surrender values shown in illustrations 1, 3, and 5 reflect the following current charges:

1. Administrative charge, equal to a monthly $5.25 per Policy.

2. Cost of insurance charges, based on the current charges for policies issued on a guaranteed issue basis by Us.

3. Mortality and expense risk charge for policy years 1-15, which is equal to 0.60% on an annual basis, of the net asset value of the Fund shares held by the Separate Account. Mortality and expense risk charge for policy year 16-30, which is equal to 0.40% on an annual basis, of the net asset value of the Fund shares held by the Separate Account. Mortality and expense risk charge for policy years 31 +, which is equal to 0.30% on an annual basis, of the net asset value of the Fund shares held by the Separate Account.

4. Fund level expenses of 0.77% on an annual basis, of the net asset value of the MML Trust, Oppenheimer Funds, Panorama Fund, Goldman Sachs VIT Trust, MFS Trust, T. Rowe Price Equity Series, Inc., T. Rowe Price Fixed Income Series, Inc., and Fidelity VIP Fund II shares held by the Separate Account.

The death benefits and cash surrender values shown in illustrations 2, 4, and 6 reflect these guaranteed maximum charges:

1. Administrative charge, equal to a monthly $9.00 per Policy.

2.  Cost of insurance charges based on 100% of the 1980 CSO mortality table.

3. Mortality and expense risk charge equal to 1.00% on an annual basis, of the net asset value of the Fund shares held by the Separate Account.

4. Fund level expenses of 0.77% on an annual basis, of the net asset value of the MML Trust, Oppenheimer Funds, Panorama Fund, Goldman Sachs VIT Trust, MFS Trust, T. Rowe Price Equity Series, Inc., T. Rowe Price Fixed Income Series, Inc., and Fidelity VIP Fund II shares held by the Separate Account. (this unweighted average reflects current Fund level expenses).

Cash surrender values shown in the tables reflect the deduction of the applicable sales loads, premium taxes, and DAC taxes for the policy illustrated. Currently, We do not assess a charge against the Separate Account for federal income taxes but We reserve the right to charge the Separate Account for federal income taxes attributable to the Separate Account if such taxes are imposed in the future.

The tables are based on the assumption that the Owner has requested a level selected face amount, that not policy loans, or additional premium payments have been made, and no transaction charges have been incurred, and that the entire account value under the policy is allocated to the Separate Account.

The second column of each table shows the amounts which would accumulate if an amount equal to the annual premium were invested to earn interest after taxes, of 5% per year, compounded annually.

FLEXIBLE PREMIUM VARIABLE ADJUSTABLE LIFE INSURANCE POLICY
WITH TABLE OF SELECTED FACE AMOUNTS
Unisex, Issue Age 45, Uni Tobacco
$60,000 Selected Face Amount All Years
$40,000 Term Face Amount
$3,225 Cutoff Premium
Seven Annual Premium Payments of $5,350 and $250,000 Initial Case Premium Paid Using Current Schedule of Charges for Guaranteed Issue

                                              Death Benefit (Option 1)                          Cash Surrender Value
                                    ---------------------------------------------   ---------------------------------------------
                                            Assuming Hypothetical Gross                     Assuming Hypothetical Gross
    End of                                  Annual Investment Return of                     Annual Investment Return of
    Policy           Premiums       ---------------------------------------------   ---------------------------------------------
     Year            Per Year            0%              6%             12%              0%              6%             12%
----------------   --------------   -------------   -------------   -------------   -------------   -------------   -------------
    1                $  5,350        $100,000        $100,000        $100,000       $   4,852       $   5,134        $  5,416
    2                   5,350         100,000         100,000         100,000           9,147           9,994          10,875
    3                   5,350         100,000         100,000         100,000          13,406          15,108          16,948
    4                   5,350         100,000         100,000         100,000          17,716          20,573          23,785
    5                   5,350         100,000         100,000         100,000          21,975          26,299          31,356
    6                   5,350         100,000         100,000         103,321          26,185          32,300          39,739
    7                   5,350         100,000         100,000         123,893          30,345          38,588          48,970
    8                       0         100,000         100,000         131,809          29,661          40,096          53,799
    9                       0         100,000         100,000         140,693          28,976          41,670          59,115
    10                      0         100,000         100,487         150,713          28,289          43,314          64,963
    15                      0         100,000         106,127         210,218          24,644          52,538         104,068
    20                      0         100,000         114,059         298,435          20,414          64,078         167,660
    25                      0         100,000         123,593         427,142          14,613          77,732         268,643
    30 (Age 65)             0         100,000         134,952         615,912           5,905          93,716         427,717
    35                      0                         148,336         893,780                         112,376         677,106
    40                      0                         163,539       1,300,546                         132,958       1,057,354
    45                      0                         181,545       1,905,031                         155,167       1,628,232
    50                      0                         199,037       2,755,293                         179,312       2,482,246

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

FLEXIBLE PREMIUM VARIABLE ADJUSTABLE LIFE INSURANCE POLICY
WITH TABLE OF SELECTED FACE AMOUNTS
Unisex, Issue Age 45, Uni Tobacco
$60,000 Selected Face Amount All Years
$40,000 Term Face Amount
$3,225 Cutoff Premium
Seven Annual Premium Payments of $5,350 and $250,000 Initial Case Premium Paid Using Guaranteed Schedule of Charges (fund level charges are reflected on a current basis)

                                              Death Benefit (Option 1)                          Cash Surrender Value
                                    ---------------------------------------------   ---------------------------------------------
                                            Assuming Hypothetical Gross                     Assuming Hypothetical Gross
    End of                                  Annual Investment Return of                     Annual Investment Return of
    Policy           Premiums       ---------------------------------------------   ---------------------------------------------
     Year            Per Year            0%              6%             12%              0%              6%             12%
----------------   --------------   -------------   -------------   -------------   -------------   -------------   -------------
    1                $  5,350        $100,000        $100,000        $100,000       $   4,363       $   4,629        $  4,896
    2                   5,350         100,000         100,000         100,000           8,292           9,082           9,904
    3                   5,350         100,000         100,000         100,000          12,151          13,728          15,435
    4                   5,350         100,000         100,000         100,000          16,029          18,666          21,636
    5                   5,350         100,000         100,000         100,000          19,821          23,801          28,463
    6                   5,350         100,000         100,000         100,000          23,530          29,145          35,990
    7                   5,350         100,000         100,000         111,910          27,155          34,710          44,233
    8                       0         100,000         100,000         117,364          25,890          35,415          47,904
    9                       0         100,000         100,000         123,427          24,570          36,099          51,860
    10                      0         100,000         100,000         130,187          23,187          36,755          56,115
    15                      0         100,000         100,000         167,144          15,039          39,457          82,744
    20                      0         100,000         100,000         214,638           3,540          40,391         120,583
    25                      0               0         100,000         274,647               0          37,079         172,734
    30 (Age 65)             0               0         100,000         349,486               0          23,798         242,698
    35                      0                               0         437,878                               0         331,726
    40                      0                               0         543,344                               0         441,743
    45                      0                               0         664,896                               0         568,287
    50                      0                               0         791,670                               0         713,216

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

FLEXIBLE PREMIUM VARIABLE ADJUSTABLE LIFE INSURANCE POLICY
WITH TABLE OF SELECTED FACE AMOUNTS
Unisex, Issue Age 45, Uni Tobacco
$60,000 Selected Face Amount All Years
$40,000 Term Face Amount
$3,225 Cutoff Premium
Seven Annual Premium Payments of $5,350 and $250,000 Initial Case Premium Paid Using Current Schedule of Charges for Guaranteed Issue

                                              Death Benefit (Option 2)                          Cash Surrender Value
                                    ---------------------------------------------   ---------------------------------------------
                                            Assuming Hypothetical Gross                     Assuming Hypothetical Gross
    End of                                  Annual Investment Return of                     Annual Investment Return of
    Policy           Premiums       ---------------------------------------------   ---------------------------------------------
     Year            Per Year            0%              6%             12%              0%              6%             12%
----------------   --------------   -------------   -------------   -------------   -------------   -------------   -------------
    1                $  5,350        $104,624        $104,905        $105,187       $   4,847       $   5,129       $   5,411
    2                   5,350         109,015         109,859         110,737           9,118           9,962          10,841
    3                   5,350         113,341         115,033         116,864          13,341          15,033          16,864
    4                   5,350         117,602         120,438         123,626          17,602          20,438          23,626
    5                   5,350         121,801         126,083         131,091          21,801          26,083          31,091
    6                   5,350         125,937         131,981         139,332          25,937          31,981          39,332
    7                   5,350         130,011         138,141         148,432          30,011          38,141          48,432
    8                       0         129,242         139,507         153,123          29,242          39,507          53,123
    9                       0         128,472         140,924         158,293          28,472          40,924          58,293
    10                      0         127,699         142,392         163,991          27,699          42,392          63,991
    15                      0         123,566         150,331         206,592          23,566          50,331         102,273
    20                      0         118,665         159,436         293,275          18,665          59,436         164,761
    25                      0         112,044         168,635         419,745          12,044          68,635         263,991
    30 (Age 65)             0         102,614         176,592         605,237           2,614          76,592         420,303
    35                      0                         180,128         878,280                          80,128         665,363
    40                      0                         172,452       1,277,982                          72,452       1,039,010
    45                      0                         143,494       1,871,972                          43,494       1,599,976
    50                      0                                       2,707,471                                       2,439,163

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

FLEXIBLE PREMIUM VARIABLE ADJUSTABLE LIFE INSURANCE POLICY
WITH TABLE OF SELECTED FACE AMOUNTS
Unisex, Issue Age 45, Uni Tobacco
$60,000 Selected Face Amount All Years
$40,000 Term Face Amount
$3,225 Cutoff Premium
Seven Annual Premium Payments of $5,350 and $250,000 Initial Case Premium Paid Using Guaranteed Schedule of Charges (fund level charges are reflected on a current basis)


                                              Death Benefit (Option 2)                          Cash Surrender Value
                                    ---------------------------------------------   ---------------------------------------------
                                            Assuming Hypothetical Gross                     Assuming Hypothetical Gross
    End of                                  Annual Investment Return of                     Annual Investment Return of
    Policy           Premiums       ---------------------------------------------   ---------------------------------------------
     Year            Per Year            0%              6%             12%              0%              6%             12%
----------------   --------------   -------------   -------------   -------------   -------------   -------------   -------------
    1                $  5,350        $104,115        $104,380        $104,645       $   4,339       $   4,604        $  4,869
    2                   5,350         108,115         108,897         109,711           8,218           9,000           9,814
    3                   5,350         111,999         113,554         115,237          11,999          13,554          15,237
    4                   5,350         115,767         118,355         121,267          15,767          18,355          21,267
    5                   5,350         119,416         123,299         127,844          19,416          23,299          27,844
    6                   5,350         122,941         128,387         135,020          22,941          28,387          35,020
    7                   5,350         126,338         133,617         142,845          26,338          33,617          42,845
    8                       0         124,840         133,940         146,045          24,840          33,940          46,045
    9                       0         123,282         134,188         149,475          23,282          34,188          49,475
    10                      0         121,655         134,347         153,146          21,655          34,347          53,146
    15                      0         112,302         133,426         175,817          12,302          33,426          75,817
    20                      0         100,041         128,060         207,569              41          28,060         107,569
    25                      0               0         114,345         250,670               0          14,345         150,670
    30 (Age 65)             0               0               0         307,309               0               0         207,309
    35                      0                               0         376,162                               0         276,162
    40                      0                               0         453,207                               0         353,207
    45                      0                               0         520,161                               0         420,161
    50                      0                                         542,634                                         442,634

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

FLEXIBLE PREMIUM VARIABLE ADJUSTABLE LIFE INSURANCE POLICY
WITH TABLE OF SELECTED FACE AMOUNTS
Unisex, Issue Age 45, Uni Tobacco
$60,000 Selected Face Amount All Years
$40,000 Term Face Amount
$3,225 Cutoff Premium
Seven Annual Premium Payments of $5,350 and $250,000 Initial Case Premium Paid Using Current Schedule of Charges for Guaranteed Issue

                                              Death Benefit (Option 3)                          Cash Surrender Value
                                    ---------------------------------------------   ---------------------------------------------
                                            Assuming Hypothetical Gross                     Assuming Hypothetical Gross
    End of                                  Annual Investment Return of                     Annual Investment Return of
    Policy           Premiums       ---------------------------------------------   ---------------------------------------------
     Year            Per Year            0%              6%             12%              0%              6%             12%
----------------   --------------   -------------   -------------   -------------   -------------   -------------   -------------
    1                $  5,350        $105,350        $105,350        $105,350       $   4,846       $   5,128        $  5,410
    2                   5,350         110,700         110,700         110,700           9,113           9,959          10,839
    3                   5,350         116,050         116,050         116,050          13,330          15,027          16,862
    4                   5,350         121,400         121,400         121,400          17,582          20,428          23,628
    5                   5,350         126,750         126,750         126,750          21,768          26,069          31,102
    6                   5,350         132,100         132,100         132,100          25,887          31,964          39,361
    7                   5,350         137,450         137,450         137,450          29,941          38,123          48,489
    8                       0         137,450         137,450         137,450          29,150          39,493          53,228
    9                       0         137,450         137,450         139,156          28,354          40,917          58,469
    10                      0         137,450         137,450         149,063          27,552          42,398          64,251
    15                      0         137,450         137,450         207,908          23,186          50,546         102,925
    20                      0         137,450         137,450         295,148          17,751          60,382         165,814
    25                      0         137,450         137,450         422,430           9,940          71,551         265,679
    30 (Age 65)             0                         137,450         609,111                          84,194         422,994
    35                      0                         137,450         883,905                          98,831         669,625
    40                      0                         142,892       1,286,171                         116,172       1,045,667
    45                      0                         158,575       1,883,970                         135,534       1,610,231
    50                      0                         173,805       2,724,827                         156,581       2,454,799

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

FLEXIBLE PREMIUM VARIABLE ADJUSTABLE LIFE INSURANCE POLICY
WITH TABLE OF SELECTED FACE AMOUNTS
Unisex, Issue Age 45, Uni Tobacco
$60,000 Selected Face Amount All Years
$40,000 Term Face Amount
$3225 Cutoff Premium
Seven Annual Premium Payments of $5350 and $250,000 Initial Case Premium Paid Using Guaranteed Schedule of Charges (fund level charges are reflected on a current basis)

                                              Death Benefit (Option 3)                          Cash Surrender Value
                                    ---------------------------------------------   ---------------------------------------------
                                            Assuming Hypothetical Gross                     Assuming Hypothetical Gross
    End of                                  Annual Investment Return of                     Annual Investment Return of
    Policy           Premiums       ---------------------------------------------   ---------------------------------------------
     Year            Per Year            0%              6%             12%              0%              6%             12%
----------------   --------------   -------------   -------------   -------------   -------------   -------------   -------------
    1                $  5,350        $105,350        $105,350        $105,350       $   4,334       $   4,600        $  4,865
    2                   5,350         110,700         110,700         110,700           8,201           8,986           9,803
    3                   5,350         116,050         116,050         116,050          11,960          13,523          15,217
    4                   5,350         121,400         121,400         121,400          15,694          18,302          21,239
    5                   5,350         126,750         126,750         126,750          19,294          23,216          27,814
    6                   5,350         132,100         132,100         132,100          22,754          28,269          35,000
    7                   5,350         137,450         137,450         137,450          26,064          33,458          42,857
    8                       0         137,450         137,450         137,450          24,458          33,737          46,125
    9                       0         137,450         137,450         137,450          22,766          33,938          49,673
    10                      0         137,450         137,450         137,450          20,975          34,046          53,529
    15                      0         137,450         137,450         158,638          10,140          32,752          78,534
    20                      0               0         137,450         203,656               0          26,325         114,413
    25                      0               0         137,450         260,542               0           8,542         163,863
    30 (Age 65)             0                               0         331,489                               0         230,200
    35                      0                               0         415,286                               0         314,611
    40                      0                               0         515,271                               0         418,920
    45                      0                               0         630,505                               0         538,894
    50                      0                               0         750,688                               0         676,295

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

Appendix D - Directors of Massachusetts Mutual Life
Insurance Company
Principal Occupation(s) During Past Five Years

Roger G. Ackerman, Director
Chairman and Chief Executive Officer, since 1996, President and Chief Operating Officer, 1990-1996, Corning, Inc., One Riverfront Plaza, HQE 2, Corning, NY 14831.

James R. Birle, Director
Chairman, since 1997, and Founder, since 1994, President, 1994-1997, Resolute Partners, LLC; General Partner, Blackstone Group, 1988-1994, 2 Soundview Drive, Greenwich CT 06836.

Gene Chao, Director
Chairman, President and CEO, since 1991, Computer Projections, Inc., 733 SW Vista Avenue, Portland, OR 97205.

Patricia Diaz Dennis, Director
Senior Vice President and Assistant General Counsel, since 1995, SBC Communications Inc.; Special Counsel, 1993-1995, Sullivan & Cromwell; Assistant Secretary of State for Human Rights and Humanitarian Affairs, 1992-1993, U.S. Department of State, 175 East Houston, Room 4-A-70, San Antonio, TX 78205

Anthony Downs, Director
Senior Fellow, since 1977, The Brookings Institution, 1775 Massachusetts Ave., N.W., Washington DC 20036-2188.

James L. Dunlap, Director
Vice Chairman, since 1998, Ocean Energy, Inc.; President and Chief Operating Officer, 1996-1998, United Meridian Corporation; Senior Vice President, 1987-1996, Texaco, Inc., 1201 Louisiana, Suite 1400, Houston, TX 77002-5603.

William B. Ellis, Director
Senior Fellow, since 1995, Yale University School of Forestry and Environmental Studies; Chairman of the Board and Chief Executive Officer, 1993-1995, Northeast Utilities, 31 Pound Foolish Lane, Glastonbury, CT 06033.

Robert M. Furek, Director
Partner, since 1997, Resolute Partners LLC; Chairman, since 1997, State Board of Trustees for the Hartford School System; President and Chief Executive Officer, 1987-1996, Heublein, Inc., 1 State Street, Suite 2310, Hartford, CT 06103.

Charles K. Gifford, Director
Chairman and Chief Executive Officer, since 1996, and President 1989-1996, BankBoston, N.A.; Chairman, since 1998, and Chief Executive Officer, since 1995, BankBoston Corporation, 100 Federal Street, Boston, MA 02110.

William N. Griggs, Director
Managing Director, since 1983, Griggs & Santow, Inc., 75 Wall Street, 20th Floor, New York, NY 10005.

George B. Harvey, Director
Chairman, President and CEO, 1983-1996, Pitney Bowes, One Landmark Square, Suite 1905, 19th Floor, Stamford, CT 06901.

Barbara B. Hauptfuhrer, Director
Director of various corporations, since 1972, 1700 Old Welsh Road, Huntington Valley, PA 19006.

Sheldon B. Lubar, Director
Chairman, since 1977, Lubar & Co. Incorporated, 700 North Water Street, Suite 1200, Milwaukee, WI 53202.

William B. Marx, Jr., Director
Senior Executive Vice President, 1996, Lucent Technologies; Executive Vice President and CEO, 1994-1996, AT&T Multimedia Products Group; Executive Vice President and CEO, 1993-1994, AT&T Network Systems Group; Group Executive and President, 1989-1993, AT&T Network Systems Group, 5 Peacock Lane, Village of Golf, FL 33436-5299.

John F. Maypole, Director
Managing Partner, since 1984, Peach State Real Estate Holding Company, 55 Sandy Hook Road - North, Sarasota, FL 34242.

Robert J. O'Connell, Director, President and Chief Executive Officer President and Chief Executive Officer, since 1999, MassMutual; Senior Vice President, 1991-1998, American International Group, Inc.; President and Chief Executive Officer, 1991-1998, AIG Life Companies, 1295 State Street, Springfield, MA 01111.

Thomas B. Wheeler, Director and Chairman of the Board
Chairman of the Board, since 1996, Chairman of the Board and Chief Executive Officer, 1996-1998, President and Chief Executive Officer, 1988-1996, MassMutual, 1295 State Street, Springfield, MA 01111.

Alfred M. Zeien, Director
Chairman and Chief Executive Officer, since 1991, The Gillette Company, Prudential Tower, Boston, MA 02199.

Executive Vice Presidents

Lawrence V. Burkett, Jr.
Executive Vice President and General Counsel, since 1993, Senior Vice President and Deputy General Counsel, 1992-1993, MassMutual, 1295 State Street, Springfield, MA 01111.

Peter J. Daboul
Executive Vice President and Chief Information Officer, since 1997, Senior Vice President 1990-1997, MassMutual, 1295 State Street, Springfield, MA 01111.

John B. Davies
Executive Vice President, since 1994, Associate Executive Vice President, 1994, General Agent, 1982-1993, MassMutual, 1295 State Street, Springfield, MA 01111.

Daniel J. Fitzgerald
Executive Vice President, since 1994, Corporate Financial Operations, 1994-1997, Senior Vice President, 1991-1994, MassMutual, 1295 State Street, Springfield, MA 01111.

James E. Miller
Executive Vice President, since 1997 and 1987-1996, MassMutual; Senior Vice President, 1996-1997, UniCare Life & Health, 1295 State Street, Springfield, MA 01111.

John V. Murphy
Executive Vice President, since 1997, MassMutual; Executive Vice President and Chief Operating Officer, 1995-1997, David L. Babson & Co., Inc.; Chief Operating Officer, 1993-1995, Concert Capital Management, Inc., Senior Vice President and Chief Financial Officer, 1977-1993, Liberty Financial Companies, 1295 State Street, Springfield, MA 01111.

Gary E. Wendlandt
Executive Vice President and Chief Investment Officer, since 1993, Executive Vice President, 1992-1993, MassMutual, 1295 State Street, Springfield, MA 01111.

Joseph M. Zubretsky
Executive Vice President and Chief Financial Officer, since 1997, MassMutual; Chief Financial Officer, 1996, HealthSource; Partner, 1990-1996, Coopers & Lybrand, 1295 State Street, Springfield, MA 01111.

Appendix E Minimum Face Amount Percentages
--------------------------------------------------------------------------------------------
                                                                                              Guideline
                                             Cash Value Accumulation Test:                     Premium
                                                                                                Test:
             Male             Male  Female           Female  Unisex           Unisex
 Attained  * Non-     Male    Uni-  * Non-   Female    Uni-  * Non-   Unisex    Uni-           All Rate
      Age Tobacco  Tobacco Tobacco Tobacco  Tobacco Tobacco Tobacco  Tobacco Tobacco            Classes
       20     710      576     653     808      711     779     727      598     674                250
       21     689      559     634     783      688     754     706      581     654                250
       22     669      543     615     758      666     730     685      564     635                250
       23     649      528     597     733      645     706     664      547     616                250
       24     629      512     580     710      624     684     644      531     598                250
       25     610      497     562     687      604     662     624      515     579                250
       26     591      482     545     664      584     640     604      499     561                250
       27     572      467     528     643      565     619     585      483     544                250
       28     554      452     511     622      547     599     566      468     526                250
       29     536      438     494     601      529     580     548      453     509                250
       30     518      424     479     581      512     561     530      438     493                250
       31     501      410     463     562      495     542     512      424     477                250
       32     485      397     448     544      479     525     495      411     461                250
       33     469      384     433     526      463     507     479      397     446                250
       34     453      371     419     508      448     491     463      385     432                250
       35     438      360     406     491      434     475     448      372     418                250
       36     424      348     392     475      420     459     433      360     404                250
       37     410      337     380     459      406     444     419      349     391                250
       38     396      326     367     444      393     430     405      338     378                250
       39     383      316     356     430      381     416     391      327     366                250
       40     370      306     344     416      369     403     379      317     355                250
       41     358      296     333     402      357     390     366      307     343                243
       42     347      287     323     389      346     378     354      297     333                236
       43     335      279     313     377      336     366     343      288     322                229
       44     324      270     303     365      326     355     332      280     312                222
       45     314      262     294     353      316     344     321      272     303                215
       46     304      255     285     342      307     333     311      264     294                209
       47     294      247     277     332      298     323     301      256     285                203
       48     285      240     268     321      289     313     292      249     276                197
       49     276      234     260     311      281     304     283      242     268                191
       50     268      227     253     302      273     295     274      235     260                185
       51     259      221     245     292      266     286     265      229     253                178
       52     251      215     238     284      258     278     257      223     245                171
       53     244      209     232     275      251     270     249      217     238                164
       54     236      204     225     267      244     262     242      211     232                157
       55     229      199     219     259      238     254     235      206     225                150
       56     223      194     213     251      231     247     228      200     219                146
       57     216      189     207     244      225     240     221      196     213                142
       58     210      185     202     237      219     233     215      191     208                138
       59     204      180     197     230      214     227     209      186     202                134
       60     199      176     192     223      208     221     203      182     197                130
       61     193      172     187     217      203     214     198      178     192                128
       62     188      168     182     210      197     208     192      174     187                126
       63     183      165     178     204      192     203     187      170     183                124
       64     179      161     174     199      187     197     182      166     178                122
       65     174      158     170     193      183     192     178      163     174                120
       66     170      155     166     188      178     187     173      160     170                119
       67     166      152     162     183      174     182     169      157     166                118
       68     162      149     159     178      170     177     165      154     162                117
       69     158      147     155     174      166     173     161      151     159                116
       70     155      144     152     169      162     169     158      148     156                115
       71     152      142     149     165      159     164     154      146     152                113
       72     148      140     146     161      155     160     151      143     149                111
       73     145      137     144     157      152     156     148      141     146                109
       74     143      135     141     153      149     153     145      139     144                107
       75     140      133     139     150      146     149     142      137     141                105
       76     138      132     136     147      143     146     140      135     139                105
       77     135      130     134     143      140     143     137      133     136                105
       78     133      128     132     141      138     140     135      131     134                105
       79     131      127     130     138      135     138     133      129     132                105
       80     129      126     129     135      133     135     131      128     130                105
       81     127      124     127     133      131     133     129      126     128                105
       82     126      123     125     130      129     130     127      125     127                105
       83     124      122     124     128      127     128     125      123     125                105
       84     123      121     122     126      125     126     124      122     123                105
       85     121      120     121     124      123     124     122      121     122                105
       86     120      119     120     123      122     123     121      120     121                105
       87     119      118     119     121      120     121     119      119     119                105
       88     118      117     118     119      119     119     118      118     118                105
       89     117      116     116     118      118     118     117      117     117                105
       90     116      115     116     117      117     117     116      116     116                105
       91     115      114     115     115      115     115     115      115     115                104
       92     114      113     114     114      114     114     114      114     114                103
       93     112      112     112     113      113     113     113      113     113                102
       94     111      111     111     112      112     112     111      111     111                101
       95     110      110     110     110      110     110     110      110     110                100
       96     109      109     109     109      109     109     109      109     109                100
       97     107      107     107     107      107     107     107      107     107                100
       98     106      106     106     106      106     106     106      106     106                100
       99     104      104     104     104      104     104     104      104     104                100

* The Non-Tobacco rates apply to both Preferred Non-Tobacco and Standard Non-Tobacco Policies

                       Appendix F - Financial Statements
                       ---------------------------------

Report Of Independent Accountants

To the Board of Directors and Policyholders of Massachusetts Mutual Life Insurance Company

We have audited the accompanying statutory statements of financial position of Massachusetts Mutual Life Insurance Company as of December 31, 1997 and 1996, and the related statutory statements of income, changes in policyholders' contingency reserves, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the statutory financial statements of Connecticut Mutual Life Insurance Company ("Connecticut Mutual") for the year ended December 31, 1995, which statements reflect total revenue and net gain from operations constituting 26% and 22% of the related Company totals after restatement for the merger of the two companies. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Connecticut Mutual, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

As described more fully in Note 1, these financial statements were prepared in conformity with statutory accounting practices of the National Association of Insurance Commissioners and the accounting practices prescribed or permitted by the Division of Insurance of the Commonwealth of Massachusetts and, for the pre-merger balances of Connecticut Mutual, the Department of Insurance of the State of Connecticut (collectively "statutory accounting practices"), which practices differ from generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles, although not reasonably determinable at this time, are presumed to be material.


In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of Massachusetts Mutual Life Insurance Company at December 31, 1997 and 1996, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1997.

In our opinion, based upon our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Massachusetts Mutual Life Insurance Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, on the statutory basis of accounting described in Note 1.

                                                 Coopers & Lybrand L.L.P.

Springfield, Massachusetts
February 6, 1998

Massachusetts Mutual Life Insurance Company

STATUTORY STATEMENTS OF FINANCIAL POSITION


                                                           December 31,
                                                     1997                1996
                                                     ----                ----
                                                          (In Millions)
Assets:
Bonds............................................. $23,890.3          $24,299.3
Common stocks.....................................     354.7              336.6
Mortgage loans....................................   4,863.7            4,852.8
Real estate.......................................   1,697.7            1,840.9
Other investments.................................   1,963.8            1,425.6
Policy loans......................................   4,950.4            4,752.3
Cash and short-term investments...................   1,941.2            1,075.4
                                                   ---------          ---------

                                                    39,661.8           38,582.9

Investment and insurance amounts receivable.......   1,064.9            1,102.4
Other assets......................................     104.8               97.9
                                                   ---------          ---------

                                                    40,831.5           39,783.2

Separate account assets...........................  16,803.1           13,563.5
                                                   ---------          ---------

                                                   $57,634.6          $53,346.7
                                                   =========          =========

                 See notes to statutory financial statements.

Massachusetts Mutual Life Insurance Company

                                                           December 31,
                                                     1997                1996
                                                     ----                ----
                                                          (In Millions)

Liabilities:

Policyholders' reserves and funds................. $33,783.2          $33,341.5
Policyholders' dividends..........................     954.1              885.3
Policyholders' claims and other benefits..........     353.4              373.8
Federal income taxes..............................     436.5              440.7
Asset valuation reserve...........................     840.6              689.2
Investment reserves...............................     132.8              208.4
Amounts due on investments puchased and
 other liabilities................................   1,457.9            1,206.1
                                                   ---------          ---------

                                                    37,958.5           37,145.0

Separate account reserves and liabilities.........  16,802.8           13,563.1
                                                   ---------          ---------

                                                    54,761.3           50,708.1

Policyholders' contingency reserves...............   2,873.3            2,638.6
                                                   ---------          ---------

                                                   $57,634.6          $53,346.7
                                                   =========          =========


                 See notes to statutory financial statements.

Massachusetts Mutual Life Insurance Company

STATUTORY STATEMENTS OF INCOME

                                                                  Years ended December 31,
                                                             1997          1996           1995
                                                             ----          ----           ----
                                                                       (In Millions)
Revenue:

Premium income............................................  $6,764.8      $6,328.6      $5,727.7
Net investment and other income...........................   2,904.4       2,861.1       2,898.4
                                                            --------      --------      --------

                                                             9,669.2       9,189.7       8,626.1
                                                            --------      --------      --------

Benefits and expenses:

Policy benefits and payments..............................   6,597.3       6,048.2       5,152.2
Addition to policyholder's reserves and funds.............     720.8         854.7       1,205.4
Commissions and operating expenses........................     766.1         763.5         833.7
State taxes, licenses and fees............................      81.5          96.4          89.4
Merger restructuring costs................................         -          66.1          44.0
                                                            --------      --------      --------

                                                             8,165.7       7,828.9       7,324.7
                                                            --------      --------      --------

Net gain before federal income taxes and dividends........   1,503.5       1,360.8       1,301.4

Federal income taxes......................................     284.4         276.7         206.2
                                                            --------      --------      --------

Net gain from operations before dividends.................   1,219.1       1,084.1       1,095.2

Dividends to policyholders................................     919.5         859.9         819.0
                                                            --------      --------      --------

Net gain from operations..................................     299.6         224.2         276.2

Net realized capital gain (loss)..........................     (42.5)         40.3         (85.8)
                                                            --------      --------      --------

Net income................................................  $  257.1      $  264.5      $  190.4
                                                            ========      ========      ========


              See notes to statutory financial statements.

Massachusetts Mutual Life Insurance Company

STATUTORY STATEMENTS OF CHANGES
IN POLICYHOLDERS' CONTINGENCY RESERVES

                                                                  Years ended December 31,
                                                             1997          1996           1995
                                                             ----          ----           ----
                                                                       (In Millions)
Policyholder's contingency reserves, beginning of year....  $2,638.6      $2,600.9      $2,569.1
                                                            --------      --------      --------

Increases (decreases) due to:
 Net income...............................................     257.1         264.5         190.4
 Net unrealized capital gain (loss).......................     119.1          (1.7)         88.7
 Merger restructuring costs, net of fax...................         -             -         (45.4)
 Change in asset valuation and investment reserves........     (76.0)       (142.4)        (75.6)
 Change in prior year policyholders' reserves.............     (55.4)        (72.2)       (108.2)
 Change in non-admitted assets and other..................     (10.1)        (10.5)        (18.1)
                                                            --------      --------      --------

                                                               234.7          37.7          31.8
                                                            --------      --------      --------

Policyholders' contingency reserves, end of year..........  $2,873.3      $2,638.6      $2,600.9
                                                            ========      ========      ========

                 See notes to statutory financial statements.

Massachusetts Mutual Life Insurance Company

STATUTORY STATEMENTS OF CASH FLOWS

                                                                  Years ended December 31,
                                                             1997          1996           1995
                                                             ----          ----           ----
                                                                       (In Millions)
Operating acitivites:
Net income...............................................  $   257.1     $   264.5     $   190.4
Addition to policyholders' reserves and funds,
 net of transfers to separate accounts...................      421.3         426.7         575.8
Net realized capital (gain) loss.........................       42.5         (40.3)         85.8
Other changes............................................      (58.1)       (232.8)        (25.2)
                                                           ---------     ---------     ---------

Net cash provided by operating activities................      662.8         418.1         826.8
                                                           ---------     ---------     ---------

Investing activities:
Purchases of investments and loans.......................  (12,292.7)    (10,171.5)    (10,364.2)
Sales or maturities of investments and receipts
 from repayment of loans.................................   12,545.7       8,539.3       9,671.1
                                                           ---------     ---------     ---------

Net cash provided by (used in) investing activities......      253.0      (1,632.2)       (693.1)
                                                           ---------     ---------     ---------

Financing activities:
Repayments of long-term debt.............................      (50.0)        (53.3)        (46.4)
                                                           ---------     ---------     ---------

Net cash used by financing activities....................      (50.0)        (53.3)        (46.4)
                                                           ---------     ---------     ---------

Increase (decrease) in cash and short-term investments...      865.8      (1,267.4)         87.3

Cash and short-term investments, beginning of year.......    1,075.4       2,342.8       2,255.5
                                                           ---------     ---------     ---------

Cash and short-term investments, end of year.............  $ 1,941.2     $ 1,075.4     $ 2,342.8
                                                           =========     =========     =========

                 See Notes to Statutory Financial Statements.

Notes To Statutory Financial Statements

Massachusetts Mutual Life Insurance Company ("the Company") is a mutual life insurance company and as such has no shareholders. The Company's primary business is individual life insurance, annuity and disability income products distributed primarily through career agents. The Company also provides a wide range of pension products and services, as well as investment services to individuals, corporations and institutions in all 50 states and the District of Columbia.

On March 1, 1996, the operations of the former Connecticut Mutual Life Insurance Company ("Connecticut Mutual") were merged into the Company. This merger was accounted for under the pooling of interests method of accounting. For the purposes of this presentation, these financial statements reflect historical amounts giving retroactive effect as if the merger had occurred on January 1, 1995 in conformity with the practices of the National Association of Insurance Commissioners and the accounting practices prescribed or permitted by the Division of Insurance of the Commonwealth of Massachusetts. In 1996, merger-related expenses totaling $66.1 million were recorded in the Statutory Statement of Income. In 1995, merger-related expenses incurred by Massachusetts Mutual (the Company prior to the merger) of $44.0 million, were recorded in the Statutory Statement of Income and the expenses incurred by Connecticut Mutual of $45.4 million, net of tax, were recorded as a component of changes in policyholders' contingency reserves, as permitted by each company's regulatory authority. On the merger date, policyholders' reserves attributable to disability income contracts were strengthened by $75.0 million, investment reserves for real estate were increased by $49.8 million and net prepaid pension assets were increased by $10.4 million with all adjustments reflected as a change to policyholders' contingency reserves. The separate results of each company prior to the merger for the year ended December 31, 1995, were as follows: (a) revenue was $6,443.8 million for Massachusetts Mutual and $2,182.3 million for Connecticut Mutual; (b) net income was $160.7 million for Massachusetts Mutual and $29.6 million for Connecticut Mutual and (c) policyholders' contingency reserves increased by $143.7 million for Massachusetts Mutual and decreased by $112.0 million for Connecticut Mutual.

On March 31, 1996, the Company sold MassMutual Holding Company Two, Inc., a wholly-owned subsidiary, and its subsidiaries, including Mirus Life Insurance Company (formerly the MML Pension Insurance Company; currently doing business as "UniCARE"), which comprised the Company's group life and health business, to WellPoint Health Networks, Inc. The Company received total consideration of $402.2 million ($340.0 million in cash and $62.2 million in notes receivable) and recognized a before tax gain of $187.9 million. The Company, pursuant to a 1994 reinsurance agreement, cedes its group life, accident and health business to UniCARE. The Company's investment in MassMutual Holding Company Two, Inc. amounted to $187.8 million at December 31, 1995; its gain from operations included a $41.0 million dividend received from MIRUS in 1995. Additionally, this investment produced an unrealized gain of $13.9 million in 1995.

1. SUMMARY OF ACCOUNTING PRACTICES

The accompanying statutory financial statements, except as to form, have been prepared in conformity with the statutory accounting practices of the National Association of Insurance Commissioners ("NAIC") and the accounting practices prescribed or permitted by the Division of Insurance of the Commonwealth of Massachusetts and, for the pre-merger balances of Connecticut Mutual, the Department of Insurance of the State of Connecticut (collectively "statutory accounting practices"), which practices were at one time also considered to be in conformity with generally accepted accounting principles ("GAAP").

The accompanying statutory financial statements are different in some respects from GAAP financial statements. The more significant differences are as follows:
(a) acquisition costs, such as commissions and other costs directly related to acquiring new business, are charged to current operations as incurred, whereas GAAP would require these expenses to be capitalized and recognized over the life of the policies; (b) policy reserves are based upon statutory mortality and interest requirements without consideration of withdrawals, whereas GAAP reserves would be based upon reasonably conservative estimates of mortality, morbidity, interest and withdrawals; (c) bonds are generally carried at amortized cost whereas GAAP generally requests they be valued at fair value; (d) deferred income taxes are not provided for book-tax timing differences as would be required by GAAP, and (e) payments received for universal and variable life products, variable annuities and investment related products are reported as premium revenue, whereas under GAAP, these payments would be recorded as deposits to policyholders' account balances.

The NAIC is currently engaged in an extensive project ("Codification") to codify statutory accounting principles with a goal of providing a comprehensive guide of statutory accounting principles for use by insurers in all states. This comprehensive guide, which has not been approved by the NAIC or any state insurance department, includes seventy-two Statements of Statutory Accounting Principles ("SSAPs") and is expected to be effective no earlier than January 1, 1999. The effect of adopting these SSAPs shall be reported as an adjustment to surplus on the effective date. Management is currently reviewing the impact of Codification. However, since the SSAPs have not been finalized, the ultimate impact cannot be determined at this time.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities at the date of the financial statements. Management must also make estimates and assumptions that affect the amounts of revenues and expenses during the reporting period. Future events, including changes in the levels of mortality, morbidity, interest rates and asset valuations, could cause actual results to differ from the estimates used in these financial statements.

The following is a description of the Company's principal accounting policies and practices.

A.  Investments

Bonds and stocks are valued in accordance with rules established by the National Association of Insurance Commissioners. Generally, bonds are valued at amortized cost, preferred stocks in good standing at cost, and common stocks, except for unconsolidated subsidiaries, at fair value.

Mortgage loans are valued at unpaid principal less unamortized discount. Real estate is valued at cost less accumulated depreciation, impairment allowances and mortgage encumbrances. Encumbrances totaled $14.2 million in 1997 and $27.3 million in 1996. Depreciation on investment real estate is calculated using the straight-line and constant yield methods.

Policy loans are carried at the outstanding loan balance less amounts unsecured by the cash surrender value of the policy.

Short-term investments are stated at amortized cost, which approximates fair value.

Investments in unconsolidated subsidiaries and affiliates, joint ventures and other forms of partnerships are included in other investments on the Statutory Statement of Financial Position and are accounted for using the equity method.

In compliance with regulatory requirements, the Company maintains an Asset Valuation Reserve and an Interest Maintenance Reserve. The Asset Valuation Reserve and other investment reserves stabilize the policyholders' contingency reserves against fluctuations in the value of stocks, as well as declines in the value of bonds, mortgage loans and real estate investments.

The Interest Maintenance Reserve captures after-tax realized capital gains and losses which result from changes in the overall level of interest rates for all types of fixed income investments, as well as other financial instruments, including financial futures, U.S. Treasury purchase commitments, options, interest rate swaps, interest rate caps and interest rate floors. These interest rate related gains and losses are amortized into income using the grouped method over the remaining life of the investment sold or over the remaining life of the underlying asset. Net realized after tax capital gains of $95.4 million in 1997, $73.1 million in 1996, and net realized after tax capital losses of $130.7 million in 1995 were charged to the Interest Maintenance Reserve. Amortization of the Interest Maintenance Reserve into net investment income amounted to $31.0 million in 1997, $26.9 million in 1996, and $5.0 million in 1995.

Realized capital gains and losses, less taxes, not includable in the Interest Maintenance Reserve, are recognized in net income. Realized capital gains and losses are determined using the specific identification method. Unrealized capital gains and losses are included in policyholders' contingency reserves.

B.  Separate Accounts

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of pension, variable annuity and variable life insurance contract holders. Assets consist principally of marketable securities reported at fair value. Premiums, benefits and expenses of the separate accounts are reported in the Statutory Statement of Income. The Company receives administrative and investment advisory fees from these accounts.

C.  Non-admitted Assets

Assets designated as "non-admitted" (principally certain fixed assets, receivables and Interest Maintenance Reserve, when in a net loss deferral position) are excluded from the Statutory Statement of Financial Position by an adjustment to policyholders' contingency reserves.

D. Policyholders' Reserves and Funds

Policyholders' reserves for life contracts are developed using accepted actuarial methods computed principally on the net level premium and the Commissioners' Reserve Valuation Method bases using the American Experience and the 1941, 1958 and 1980 Commissioners' Standard Ordinary mortality tables with assumed interest rates ranging from 2.5 to 6.0 percent.

Reserves for individual annuities, guaranteed investment contracts and deposit administration and immediate participation guarantee funds are based on accepted actuarial methods principally at interest rates ranging from 2.25 to 11.25 percent. Reserves for policies and contracts considered investment contracts have a carrying value of $8,077.9 million and $9,073.8 million at December 31, 1997 and 1996, respectively (fair value of $8,250.0 million and $9,324.6 million at December 31, 1997 and 1996, respectively as determined by discounted cash flow projections). Accident and health policy reserves are generally calculated using the two-year preliminary term, net level premium and fixed net premium methods and various morbidity tables.

The Company made certain changes in the valuation of policyholders' reserves of $55.4 million in 1997 and $72.2 million in 1996. The effects of these changes were recorded as a decrease to policyholders' contingency reserves.

E. Premium and Related Expense Recognition

Life insurance premium revenue is recognized annually on the anniversary date of the policy. Annuity premium is recognized when received. Accident and health premiums are recognized as revenue when due. Commissions and other costs related to issuance of new policies, maintenance and settlement costs are charged to current operations when incurred.

F. Policyholders' Dividends

The Board of Directors annually approves dividends to be paid in the following year. These dividends are allocated to reflect the relative contribution of each group of policies to policyholders' contingency reserves and consider investment and mortality experience, expenses and federal income tax charges. The liability for policyholders' dividends is equal to the estimated amount of dividends to be paid in the following calendar year.

G. Cash and Short-term Investments

For purposes of the Statutory Statement of Cash Flows, the Company considers all highly liquid investments purchased with a maturity of twelve months or less to be cash and short-term investments.

2. POLICYHOLDERS' CONTINGENCY RESERVES

Policyholders' contingency reserves represent surplus of the Company as reported to regulatory authorities and are intended to protect policyholders against possible adverse experience.

The Company issued surplus notes of $100.0 million at 7 1/2 percent and $250.0 million at 7 5/8 percent in 1994 and 1993, respectively. These notes are unsecured and subordinate to all present and future indebtedness of the Company, policy claims and prior claims against the Company as provided by the Massachusetts General Laws. Issuance was approved by the Commissioner of Insurance of the Commonwealth of Massachusetts ("the Commissioner").

All payments of interest and principal are subject to the prior approval of the Commissioner. Sinking fund payments are due as follows: $62.5 million in 2021, $87.5 million in 2022, $150.0 million in 2023 and $50.0 million in 2024.

Interest on the notes issued in 1994 is scheduled to be paid on March 1 and September 1 of each year, to holders of record on the preceding February 15 or August 15, respectively. Interest on the notes issued in 1993 is scheduled to be paid on May 15 and November 15 of each year, to holders of record on the preceding May 1 or November 1, respectively. Interest expense is not recorded until approval for payment is received from the Commissioner. Interest of $26.6 million was approved and paid in 1997, 1996 and 1995.

The proceeds of the notes, less a $28.3 million reserve in 1997, and a $32.2 million reserve in 1996 for contingencies associated with the issuance of the notes, are recorded as a component of the Company's policyholders' contingency reserves as approved by the Commissioner. These reserves, as permitted by the Division of Insurance, are included in investment reserves on the Statutory Statement of Financial Position.

3. EMPLOYEE BENEFIT PLANS

The Company's employee benefit plans include plans in place for the employees of Massachusetts Mutual and Connecticut Mutual prior to the merger. Employees previously covered by the Connecticut Mutual pension plans will continue coverage under these plans. All other employees, including employees hired after the merger date, will be covered by the Massachusetts Mutual benefit plans.

A. Pension

The Company has two non-contributory defined benefit plans covering substantially all of its employees. One plan includes employees previously employed by Connecticut Mutual; the other includes all other eligible employees. Benefits are based on the employees' years of service, compensation during the last five years of employment and estimated social security retirement benefits. The Company accounts for these plans following Financial Accounting Standards Board Statement No. 87, "Employers' Accounting for Pensions." Accordingly, as permitted by the Massachusetts Division of Insurance, the Company has recognized a pension asset of $157.4 million and $97.2 million at December 31, 1997 and 1996, respectively. On the merger date, the accounting for Connecticut Mutual pension plans was conformed to the Company's policy of recording pension plan assets and liabilities, resulting in a $10.4 million increase in policyholders' contingency reserves. Company policy is to fund pension costs in accordance with the requirements of the Employee Retirement Income Security Act of 1974 and, based on such requirements, no funding was required for the years ended December 31, 1997, 1996 and 1995. The assets of the plans are invested in the Company's general account and separate accounts.

The benefit status of the defined benefit plans as of December 31 is as follows:

                                               1997               1996
                                               ----               ----
                                                    (In Millions)
Accumulated benefit obligation               $  663.1           $  611.5
Vested benefit obligation                       653.8              606.5
Projected benefit obligation                    713.9              665.5
Plan assets at fair value                     1,154.2            1,201.7



The following assumptions were used in determining the actuarial present value of both the accumulated and projected benefit obligations.

                                             MassMutual      Connecticut Mutual
                                                Plan                Plan
                                                ----                ----

Discount rate - 1997                            7.25%               7.25%
Discount rate - 1996                            7.75                7.75
Increase in future compensation levels          4.00                5.00
Long-term rate of return on assets             10.00                9.00


In 1997, there was a significant reduction in plan participants in the Connecticut Mutual Plan which resulted in recognition of a pension plan curtailment gain of $10.7 million.

As a result of the sale of Mirus Life Insurance Company, there was a significant reduction in plan participants which resulted in recognition of a pension plan curtailment gain of $15.3 million in 1996.

The Company also has defined contribution plans for employees and agents. The expense credited to operations for all pension plans is $38.9 million in 1997, $32.7 million in 1996 and $10.9 million in 1995.

B. Life and Health

Certain life and health insurance benefits are provided to retired employees and agents through group insurance contracts. Substantially all of the Company's employees may become eligible for these benefits if they reach retirement age while working for the Company. The Company adopted the National Association of Insurance Commissioners' accounting standard for post-retirement life and health benefit costs, requiring these benefits to be accounted for using the accrual method for employees and agents eligible to retire and current retirees.

The following assumptions were used in determining the accumulated postretirement benefit liability.

                                              MassMutual      Connecticut Mutual
                                                 Plan               Plan
                                                 ----               ----

Discount - 1997                                  7.25%              7.25%
Discount - 1996                                  7.75               7.75
Assumed increases in medical cost
 rates in the first year                         6.25 - 6.75        9.50
 declining to                                    4.75               5.00
 within                                          5 years            5 years



The initial transition obligation of $137.9 million is being amortized over twenty years through 2012. At December 31, 1997 and 1996, the net unfunded accumulated benefit obligation was $124.2 million and $124.1 million, respectively, for employees and agents eligible to retire or currently retired and $34.7 million and $33.8 million, respectively, for participants not eligible to retire. A Retired Lives Reserve Trust was funded to pay life insurance premiums for certain retired employees. Trust assets available for benefits were $21.7 million and $23.0 million at December 31, 1997 and 1996, respectively.

As a result of the sale of Mirus Life Insurance Company, there was a significant reduction in plan participants which resulted in recognition of a life and health plan curtailment loss of $13.9 million in 1996.

The expense for 1997, 1996 and 1995 was $16.5 million, $17.6 million, and $22.9 million, respectively. A one percent increase in the annual assumed increase in medical cost rates would increase the 1997 accumulated postretirement benefit liability and benefit expense by $10.9 million and $1.4 million, respectively.

4. RELATED PARTY TRANSACTIONS

Pursuant to two 1994 reinsurance agreements with Mirus Life Insurance Company (Mirus) whereby the Company assumed all of the single premium immediate annuity business written by Mirus and ceded all of its group life, accident and health business to Mirus. A gain from operations of this business was reflected in 1995 as a $41.0 million dividend received from Mirus, which was recorded as net investment income on the Statutory Statement of Income. As previously discussed, on March 31, 1996, the Company sold MassMutual Holding Company Two, Inc. a wholly-owned subsidiary, and its subsidiaries, including Mirus Life Insurance Company to WellPoint Health Networks, Inc.

The Company has a modified coinsurance quota-share reinsurance agreement with a wholly-owned subsidiary, C.M. Life Insurance Company, whereby the Company assumes 75% of the premiums on certain universal life policies issued by C.M. Life. The Company pays a stipulated expense allowance, death and surrender benefits, and a modified coinsurance adjustment. Reserves for payment of future benefits are retained by C.M. Life.

5. FEDERAL INCOME TAXES

Provision for federal income taxes is based upon the Company's best estimate of its current tax liability. No deferred tax effect is recognized for temporary differences that may exist between financial reporting and taxable income. Accordingly, the reporting of equity tax (essentially a reduction in the deduction for policyholder dividends) and miscellaneous temporary differences, such as reserves, acquisition costs and restructuring costs, resulted in effective tax rates which differ from the statutory tax rate.

The Internal Revenue Service has completed examining the Company's income tax returns through the year 1992 for Massachusetts Mutual and 1991 for Connecticut Mutual, and is currently examining Massachusetts Mutual for the years 1993 and 1994, and Connecticut Mutual for the years 1992 through 1995. The Company believes any adjustments resulting from such examinations will not materially affect its financial statements.

Components of the formula authorized by the Internal Revenue Service for determining deductible policyholder dividends have not been finalized for 1997 or 1996. The Company records the estimated effects of anticipated revisions in the Statutory Statement of Income.

The Company plans to file its 1997 federal income tax return on a consolidated basis with its life and non-life affiliates with the exception of C.M. Life Insurance Company. The Company and its eligible life and non-life affiliates are subject to a written tax allocation agreement, which allocates the group's consolidated tax liability for payment purposes. Generally, the agreement provides that members with losses shall be compensated for the use of their losses and credits by other members.

The Company made federal tax payments of $353.4 million in 1997, $330.7 million in 1996 and $147.3 million in 1995.

6.  INVESTMENTS

The Company maintains a diversified investment portfolio. Investment policies limit concentration in any asset class, geographic region, industry group, economic characteristic, investment quality or individual investment. In the normal course of business, the Company enters into commitments to purchase privately placed bonds and to issue mortgage loans.

A.  Bonds

The carrying value and estimated fair value of bonds are as follows:


                                                December 31, 1997
                                                -----------------
                                                 Gross      Gross     Estimated
                                   Carrying   Unrealized  Unrealized    Fair
                                     Value       Gains      Losses      Value
                                     -----       -----      ------      -----
                                                  (In Millions)

U.S. Treasury securities          $ 6,241.0    $  470.5     $10.3     $ 6,701.2
  and obligations of U.S.
  government corporations
  and agencies
Debt securities issued by
  foreign governments                  83.5         4.4       3.0          84.9
Mortgage-backed securities          3,390.8       187.9       9.0       3,569.7
State and local governments           361.9        23.9        .6         385.2
Corporate debt securities          12,148.9       765.2      46.9      12,867.2
Utilities                             871.8       100.1       2.2         969.7
Affiliates                            792.4         2.8       1.0         794.2
                                  ---------    --------     -----     ---------
  TOTAL                           $23,890.3    $1,554.8     $73.0     $25,372.1
                                  =========    ========     =====     =========


                                                December 31, 1996
                                                -----------------
                                                 Gross      Gross     Estimated
                                   Carrying   Unrealized  Unrealized    Fair
                                     Value       Gains      Losses      Value
                                     -----       -----      ------      -----
                                                  (In Millions)

U.S. Treasury securities
  and obligations of U.S.
  government corporations
  and agencies                    $ 8,042.6    $  344.0    $ 56.3     $ 8,330.3
Debt securities issued by              95.2        10.2        .5         104.9
  foreign governments
Mortgage-backed securities          3,014.0       119.0      43.3       3,089.6
State and local governments           173.2        13.1       2.1         184.2
Corporate debt securities          11,675.2       528.0     133.3      12,069.9
Utilities                             975.0        87.0      18.5       1,043.5
Affiliates                            324.1         4.3       3.5         324.9
                                  ---------    --------    ------     ---------
  TOTAL                           $24,299.3    $1,105.6    $257.5     $25,147.3
                                  =========    ========    ======     =========

The carrying value and estimated fair value of bonds at December 31, 1997 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.


                                                                 Estimated
                                                Carrying           Fair
                                                 Value             Value
                                                 -----             -----
                                                      (In Millions)
Due in one year or less                        $   519.7         $   523.0
Due after one year through five years            3,972.1           4,104.6
Due after five years through ten years           7,423.3           7,838.1
Due after ten years                              5,254.9           5,888.1
                                               ---------         ---------
                                                17,170.0          18,353.8
Mortgage-backed securities, including
 securities guaranteed by the U.S.
 Government                                      6,720.3           7,018.3
                                               ---------         ---------

 TOTAL                                         $23,890.3         $25,372.1
                                               =========         =========


Proceeds from sales of investments in bonds were $11,427.8 million during 1997, $6,390.7 million during 1996 and $8,068.8 million during 1995. Gross capital gains of $200.7 million in 1997, $188.8 million in 1996 and $255.5 million in 1995 and gross capital losses of $68.8 million in 1997, $255.5 million in 1996 and $67.1 million in 1995 were realized on those sales, portions of which were included in the Interest Maintenance Reserve. The estimated fair value of non-publicly traded bonds is determined by the Company using a pricing matrix.

B.  Stocks

Preferred stocks in good standing had fair values of $145.5 million in 1997 and $150.8 million in 1996, using a pricing matrix for non-publicly traded stocks and quoted market prices for publicly traded stocks. Common stocks, except for unconsolidated subsidiaries, had a cost of $250.3 million in 1997 and $249.2 million in 1996.

C.  Mortgages

The fair value of mortgage loans, as determined from a pricing matrix for performing loans and the estimated underlying real estate value for non-performing loans, approximated carrying value.

The Company had restructured loans with book values of $202.3 million, and $383.5 million at December 31, 1997 and 1996, respectively. These loans typically have been modified to defer a portion of the contracted interest payments to future periods. Interest deferred to future periods totaled $5.1 million in 1997, $2.2 million in 1996 and $2.5 million in 1995.

D.  Other

The carrying value of investments which were non-income producing for the preceding twelve months was $5.7 million and $23.1 million at December 31, 1997 and 1996, respectively. The Company made voluntary contributions to the Asset Valuation Reserve of $6.8 million 1996. No additional voluntary contribution to the Asset Valuation Reserve was made in 1997.

It is not practicable to determine the fair value of policy loans as they do not have a stated maturity.

7.  PORTFOLIO RISK MANAGEMENT

The Company manages its investment risks, primarily to reduce interest rate and duration imbalances determined in asset/liability analyses. The fair values of these instruments, described below, which are not recorded in the financial statements, are based upon market prices or prices obtained from brokers. The Company does not hold or issue these financial instruments for trading purposes.

The notional amounts described do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the instruments, which relate to interest rates, exchange rates, security prices or financial or other indexes.

The Company enters into financial futures contracts for the purpose of managing interest rate exposure. Margin requirements are met with the deposit of securities. Futures contracts are generally settled with offsetting transactions. Gains and losses on financial futures contracts are recorded when the contract is closed and amortized through the Interest Maintenance Reserve over the remaining life of the underlying asset. As of December 31, 1997 and 1996, the Company did not have any open financial futures contracts.

The Company utilizes interest rate swap agreements, options, and purchased caps and floors to reduce interest rate exposures arising from mismatches between assets and liabilities and to modify portfolio profiles to manage other risks identified. Under interest rate swaps, the Company agrees to an exchange, at specified intervals, between streams of variable rate and fixed rate interest payments calculated by reference to an agreed-upon notional principal amount. Net amounts receivable and payable are accrued as adjustments to interest income and included in investment and insurance amounts receivable on the Statutory Statement of Financial Position. Gains and losses realized on the termination of contracts are amortized through the Interest Maintenance Reserve over the remaining life of the associated contract. At December 31, 1997 and 1996, the Company had swaps with notional amounts of $3,220.2 million and $2,090.3 million, respectively. The fair values of these instruments were $20.9 million at December 31, 1997 and $14.8 million at December 31, 1996.

Options grant the purchaser the right to buy or sell a security or enter into a derivative transaction at a stated price within a stated period. The Company's option contracts have terms of up to fifteen years. The amounts paid for options purchased are included in other investments on the Statutory Statement of Financial Position. Gains and losses on these contracts are recorded at the expiration or termination date and are amortized through the Interest Maintenance Reserve over the remaining life of the option contract. At December 31, 1997 and 1996, the Company had option contracts with notional amounts of $5,388.2 million and $1,928.4 million, respectively. The Company's credit risk exposure was limited to the unamortized costs of $59.0 million and $18.1 million, which had fair values of $99.6 million and $19.2 million at December 31, 1997 and 1996, respectively.

Interest rate cap agreements grant the purchaser the right to receive the excess of a referenced interest rate over a given rate calculated by reference to an agreed upon notional amount. Interest rate floor agreements grant the purchaser the right to receive the excess of a given rate over a referenced interest rate calculated by reference to an agreed upon notional amount. Amounts paid for interest rate caps and floors are amortized into interest income over the life of the asset on a straight-line basis. Unamortized costs are included in other investments on the Statutory Statement of Financial Position. Amounts receivable and payable are accrued as adjustments to interest income and included in the Statutory Statement of Financial Position as investment and insurance amounts receivable. Gains and losses on these contracts, including any unamortized cost, are recognized upon termination and are amortized through the Interest Maintenance Reserve over the remaining life of the associated cap or floor agreement. At December 31, 1997 and 1996, the company had agreements with notional amounts of $3,348.6 million and $3,859.6 million, respectively. The Company's credit risk exposure on these agreements is limited to the unamortized costs of $18.2 million and $22.0 million at December 31, 1997 and 1996, respectively. The fair values of these instruments were $23.4 million and $15.2 million at December 31, 1997 and 1996, respectively.

The Company utilizes asset swap agreements to reduce exposures, such as currency risk and prepayment risk, built into certain assets acquired. Cross-currency interest rate swaps allow investment in foreign currencies, increasing access to additional investment opportunities, while limiting foreign exchange risk. The net cash flows from asset and currency swaps are recognized as adjustments to the underlying assets' interest income. Gains and losses realized on the termination of these contracts adjusts the bases of the underlying asset. Notional amounts relating to asset and currency swaps totaled $225.6 million and $364.7 million at December 31, 1997 and 1996, respectively. The fair values of these instruments were an unrecognized loss of $1.7 million at December 31, 1997 and an unrecognized gain of $7.8 million at December 31, 1996.

Equity swap agreements are utilized to hedge exposure to market risk on public and private equity positions held in the Company's investment portfolio. Under equity swaps, the Company agrees to an exchange, at points in time specified in each contract, between streams of variable or fixed rate interest payments and the change in an underlying index, equity or basket of equities. The change in the underlying item is calculated by reference to the level of such item specified in the agreement. Net amounts receivable and payable are accrued as adjustments to interest income and included in investment and insurance amounts receivable on the Statutory Statement of Financial Position. Changes in the value of these contracts are recorded as realized gains and losses in the Statutory Statement of Income when contracts are closed. At December 31, 1997 and 1996, the Company had equity swap contracts with notional amounts of $160.0 million and $149.2 million, respectively. The fair values of these instruments were an unrealized loss of $5.1 million at December 31, 1997 and an unrealized gain of $11.9 million at December 31, 1996.

The Company enters into forward U.S. Treasury commitments for the purpose of managing interest rate exposure. The Company generally does not take delivery on forward commitments. These commitments are instead settled with offsetting transactions. Gains and losses on forward commitments are recorded when the commitment is closed and amortized through the Interest Maintenance Reserve over the remaining life of the asset. At December 31, 1997 and 1996, the Company had
U. S. Treasury purchase commitments which will settle during the following year with contractual amounts of $1,100.7 million and $1,639.4 million with fair values of $1,117.6 million and $1,627.4 million, respectively including net unrealized gains of $16.9 million at December 31, 1997 and net unrealized losses of $12.0 million at December 31, 1996.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. This exposure is limited to contracts with a positive fair value. The amounts at risk in a net gain position were $146.7 million and $53.9 million at December 31, 1997 and 1996, respectively. The Company monitors exposure to ensure counterparties are credit worthy and concentration of exposure is minimized. Additionally, contingent collateral positions have been obtained with counterparties when considered prudent.

8. REINSURANCE

The Company cedes all of its group life and health business to UniCARE and has other reinsurance agreements with other insurance companies in the normal course of business. Premiums, benefits to policyholders and provisions for future benefits are stated net of reinsurance. The Company remains liable to the insured for the payment of benefits if the reinsurer cannot meet its obligations under the reinsurance agreements. Premiums ceded were $294.6 million in 1997, $793.5 million in 1996 and $904.1 million in 1995.

9. LIQUIDITY

The withdrawal characteristics of the policyholders' reserves and funds, including separate accounts, and the invested assets which support them at December 31, 1997 are illustrated below:


                                                           (In Millions)
Total policyholders' reserves and funds and
  separate account liabilities                     $50,804.2
Not subject to discretionary withdrawal             (5,283.7)
Policy loans                                        (4,950.4)
                                                   ---------
 Subject to discretionary withdrawal                                  $40,570.1
                                                                      =========
Total invested assets, including separate          $56,464.7
Policy loans and other invested assets             (14,823.3)
                                                   ---------
 Marketable investments                                               $41,641.4
                                                                      =========

10. BUSINESS RISKS AND CONTINGENCIES

The Company is subject to insurance guaranty fund laws in the states in which it does business. These laws assess insurance companies amounts to be used to pay benefits to policyholders and claimants of insolvent insurance companies. Many states allow these assessments to be credited against future premium taxes. The Company believes such assessments in excess of amounts accrued will not materially affect its financial position, results of operations or liquidity. In 1997 and 1996, the Company elected not to admit $21.4 million and $15.3 million, respectively, of guaranty fund premium tax offset receivables relating to prior assessments.

The Company is involved in litigation arising in and out of the normal course of its business. Management intends to defend these actions vigorously. While the outcome of litigation cannot be foreseen with certainty, it is the opinion of management, after consultation with legal counsel, that the ultimate resolution of these matters will not materially affect its financial position, results of operations or liquidity.

11. RECLASSIFICATIONS

Certain 1996 and 1995 amounts have been reclassified to conform with the current year presentation.

12. SUBSIDIARIES AND AFFILIATED COMPANIES

A summary of ownership and relationship of the Company and its subsidiaries and affiliated companies as of December 31, 1997 is illustrated below. The Company provides management or advisory services to these companies. Subsidiaries are wholly-owned, except as noted.

Parent
------
Massachusetts Mutual Life Insurance Company

Subsidiaries of Massachusetts Mutual Life Insurance Company
-----------------------------------------------------------
C.M. Assurance Company
C.M. Benefit Insurance Company
C.M. Life Insurance Company
MassMutual Holding Company
MassMutual Holding Company Two, Inc. (Sold in March 1996)
MassMutual of Ireland, Limited
MML Bay State Life Insurance Company
MML Distributors, LLC

    Subsidiaries of MassMutual Holding Company
    ------------------------------------------
    GR Phelps, Inc.
    MassMutual Holding Trust I
    MassMutual Holding Trust II
    MassMutual Holding MSC, Inc.
    MassMutual International, Inc.
    MassMutual Reinsurance Bermuda (Sold in December 1996)
    MML Investor Services, Inc.
    State House One (Liquidated in December 1996)

    Subsidiaries of MassMutual Holding Trust I
    ------------------------------------------
    Antares Leveraged Capital Corporation -- 98.5%
    Charter Oak Capital Management, Inc. -- 80.0%
    Cornerstone Real Estate Advisors, Inc.
    DLB Acquisition Corporation -- 84.8%
    Oppenheimer Acquisition Corporation -- 88.55%

    Subsidiaries of MassMutual Holding Trust II
    -------------------------------------------
    CM Advantage, Inc. -- (Liquidated in December 1997)
    CM International, Inc.
    CM Property Management, Inc. -- (Liquidated in December 1997)
    High Yield Management, Inc.
    MMHC Investments, Inc.
    MML Realty Management
    Urban Properties, Inc.
    Westheimer 335 Suites, Inc.

    Subsidiaries of MassMutual International
    ----------------------------------------
    Compensa de Seguros de Vida S.A. -- 33.5%
    MassLife Seguros de Vida (Argentina) S. A.
    MassMutual International (Bermuda) Ltd.
    Mass Seguros de Vida (Chile) S. A. -- 33.5%
    MassMutual International (Luxemburg) S. A.

    MassMutual Holding MSC, Incorporated
    MassMutual/Carlson CBO N. V. -- 100%
    MassMutual Corporate Value Limited -- 46%
    9048 -- 5434 Quebec, Inc.

Affiliates of Massachusetts Mutual Life Insurance Company
---------------------------------------------------------
MML Series Investment Fund
MassMutual Institutional Funds
Oppenheimer Value Stock Fund

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

                   STATUTORY STATEMENT OF FINANCIAL POSITION

                                                  (Unaudited)
                                                  September 30,                  December 31,
                                                      1998                           1997
                                                   ----------                     ----------

                                                                 (In Millions)
Assets:
Bonds                                               $24,069.7                      $23,890.3
Common stocks                                           295.4                          354.7
Mortgage loans                                        5,172.2                        4,863.7
Real estate                                           1,808.6                        1,697.7
Other investments                                     2,162.5                        1,963.8
Policy loans                                          5,168.4                        4,950.4
Cash and short-term investments                       2,084.9                        1,941.2
                                                    ---------                      ---------

                                                     40,761.7                       39,661.8

Investment and insurance amounts receivable             990.9                        1,064.9
Other assets                                            100.3                          104.8
                                                    ---------                      ---------

                                                     41,852.9                       40,831.5

Separate account assets                              17,354.3                       16,803.1
                                                    ---------                      ---------

                                                    $59,207.2                      $57,634.6
                                                    =========                      =========


                 See notes to statutory financial statements.

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY


                                                     (Unaudited)
                                                     September 30,                  December 31,
                                                         1998                           1997
                                                      ----------                     ----------

                                                                    (In Millions)
Liabilities:
Policyholders' reserves and funds                      $34,740.6                      $33,783.2
Policyholders' dividends                                   981.5                          954.1
Policy claims and other benefits                           351.1                          353.4
Federal income taxes                                       634.3                          436.5
Asset valuation reserve                                    884.8                          840.6
Investment reserves                                        113.1                          132.8
Amounts due on investments purchased and
  other liabilities                                        968.5                        1,457.9
                                                       ---------                      ---------

                                                        38,673.9                       37,958.5

Separate account reserves and liabilities               17,352.9                       16,802.8
                                                       ---------                      ---------

                                                        56,026.8                       54,761.3

Policyholders' contingency reserves                      3,180.4                        2,873.3
                                                       ---------                      ---------

                                                       $59,207.2                      $57,634.6
                                                       =========                      =========

                 See notes to statutory financial statements.

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

                         STATUTORY STATEMENT OF INCOME

                                                                (Unaudited)
                                                           For the Period Ending
                                                               September 30,
                                                       1998                   1997
                                                       ----                   ----
                                                              (In Millions)
Income:
Premium income                                      $  5,720.7             $  5,012.4
Net investment income                                  2,230.4                2,124.9
Fees and other income                                     29.4                   26.4
                                                    ----------             ----------
                                                       7,980.5                7,163.7
                                                    ----------             ----------
Benefits and expenses:

Policy benefits and payments                           4,645.3                4,760.9
Addition to policyholders' reserves and funds          1,509.8                  702.5
Operating expenses                                       337.1                  307.1
Commissions                                              214.0                  223.4
State taxes, licenses and fees                            67.2                   56.4
                                                    ----------             ----------
                                                       6,773.4                6,050.3
                                                    ----------             ----------

Net gain before federal income taxes and dividends     1,207.1                1,113.4

Federal income taxes                                     164.4                  204.9
                                                    ----------             ----------

Net gain from operations before dividends              1,042.7                  908.5

Dividends to policyholders                               685.5                  636.0
                                                    ----------             ----------

Net gain from operations                                 357.2                  272.5

Net realized capital gain (loss)                          40.4                  (13.5)
                                                    ----------             ----------

Net income                                          $    397.6             $    259.0
                                                    ==========             ==========


                 See notes to statutory financial statements.

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

                        STATUTORY STATEMENT OF CHANGES
                    IN POLICYHOLDERS' CONTINGENCY RESERVES

                                                                 (Unaudited)
                                                            For the Period Ending
                                                                September 30,
                                                          1998                  1997
                                                          ----                  ----
                                                                 (In Millions)
Policyholders' contingency reserves, beginning
  of year                                              $ 2,873.3              $ 2,638.7

Increases (decreases) due to:
  Net income                                               397.6                  259.0
  Net unrealized capital gain (loss)                       (66.1)                 164.1
  Change in asset valuation reserves                       (24.2)                (123.6)
  Other changes                                             (0.2)                  (1.3)
                                                       ---------              ---------

Policyholders' contingency reserves, end of period     $ 3,180.4              $ 2,936.9
                                                       =========              =========



                 See notes to statutory financial statements.

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                      SCHEDULE OF TOTAL ADJUSTED CAPITAL


                                                     (Unaudited)
                                                     September 30,             December 31,
                                                         1998                      1997
                                                         ----                      ----
                                                                  (In Millions)
Policyholders' contingency reserves                    $3,180.4                  $2,873.3

Asset valuation reserve                                   901.8                     863.4

One-half of apportioned dividend liability                485.6                     472.1
                                                       --------                  --------

Total capital                                          $4,567.8                  $4,208.8
                                                       ========                  ========

                 See notes to statutory financial statements.

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

                       STATUTORY STATEMENT OF CASH FLOWS

                                                                      (Unaudited)
                                                                For the Periods Ending,
                                                                     September 30,

                                                               1998                   1997
                                                             --------               --------
                                                                       (In Millions)
Operating activities:
      Net income                                            $    397.6              $   259.0
      Addition to policyholders' reserves and funds,
        net of transfers to separate accounts                    955.1                  189.6
      Net realized capital (gain) loss                           (40.4)                 (13.5)
      Other changes                                             (329.0)                (184.6)
                                                             ---------              ---------

      Net cash provided by operating activities                  983.3                  250.5
                                                             ---------              ---------

Investing activities:
      Purchases of investments and loans                     (13,752.4)             (11,909.7)
      Sales or maturities of investments and receipts
         from repayment of loans                              12,912.8               11,393.3
                                                             ---------              ---------

      Net cash provided by (used in) investing activities       (839.6)                (516.4)
                                                             ---------              ---------

Increase (decrease) in cash and short-term investments           143.7                 (265.9)

Cash and short-term investments, beginning of year             1,941.2                1,075.4
                                                             ---------              ---------

Cash and short-term investments, end of period               $ 2,084.9              $   809.5
                                                             =========              =========

                 See notes to statutory financial statements.

                    NOTES TO STATUTORY FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.      Basis of Presentation
        The accompanying interim financial statements of Massachusetts Mutual Life Insurance Company (the "Company") have been prepared on the basis of accounting practices prescribed or permitted by the Division of Insurance of the Commonwealth of Massachusetts and in conformity with the practices of the National Association of Insurance Commissioners which are currently considered generally accepted accounting principles for mutual life insurance companies and their life insurance subsidiaries. In April, 1993, the Financial Accounting Standards Board, which has no role in establishing regulatory accounting practices, issued Interpretation 40, Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises, regarding the applicability of generally accepted accounting principles to mutual life insurance companies. This interpretation requires mutual life insurance companies to modify their financial statements to continue to be in accordance with generally accepted accounting principles, effective for 1996 financial statements. The manner in which policy reserves, new business acquisition costs, asset valuation and the related tax effects are determined and recorded will change. Management has not determined the impact of such changes on the Company's Statement of Operations but believes implementation of these pronouncements will cause Stockholders' Equity to increase. The Company is in the process of reviewing if it will adopt the above pronouncements.

        The accompanying statutory financial statements are different in some respects from GAAP financial statements. The more significant differences are as follows: (a) acquisition costs, such as commissions and other costs in connection with acquiring new business, are charged to current operations as incurred, whereas under GAAP these expenses would be capitalized and recognized over the life of the policies; (b) policy reserves are based upon statutory mortality and interest requirements without consideration of withdrawals, whereas GAAP reserves would be based upon reasonably conservative estimates of mortality, morbidity, interest and withdrawals; (c) bonds are generally carried at amortized cost whereas GAAP would value bonds at fair value and (d) deferred income taxes are not provided for book-tax timing differences whereas GAAP would record deferred income taxes.

        The accompanying interim financial statements reflect, in the opinion of the Company's management, all adjustments (consisting of normal, recurring accruals) necessary for a fair presentation of the interim financial position and results of operations. Such statements should be read in conjunction with the annual financial statements.

2.      Asset Valuation Reserve
        In compliance with regulatory requirements, the Company maintains the Asset Valuation Reserve. The balances as of September 30, 1998 and 1997, reflect the year-to-date activity and a pro rata share of the annual contribution or amortization, respectively. The Asset Valuation Reserve and other investment reserves stabilize the policyholders' contingency reserves against fluctuations in the value of stocks, as well as declines in the value of bonds, mortgage loans and real estate investments. These other investment reserves for both periods are established each quarter based on the Company's best estimate at those dates and realized losses are taken after a complete analysis is performed during the fourth quarter.

3.      Policyholders' Dividends
        In October, the Board of Directors annually approve dividends to be paid in the following year. The dividend liability recorded as of September 30, 1998 and December 31, 1997 is based on the dividend scales approved for those years in October 1997, and reflects the dividends to be credited for the subsequent twelve months. In the fourth quarter of each year, the dividend liability is adjusted to reflect the dividend scale approved in October of that year.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission (the "Commission") such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                             RULE 484 UNDERTAKING

Article V of the By-laws of MassMutual provide for indemnification of directors and officers as follows:

       Article V. Subject to limitations of law, the Company shall indemnify:

             a)  each director, officer or employee;

             b) any individual who serves at the request of the Company as a Secretary, a director, board member, committee member, officer or employee of any organization or any separate investment account, or;

             c) any individual who serves in any capacity with respect to employee benefit plans;

             from and against all loss, liability and expense imposed upon or incurred by such person in connection with any action, claim or proceeding of any nature whatsoever, in which such person may be involved or with which he or she may be threatened, by reason of any alleged act, omission or otherwise while serving in any such capacity.

             Indemnification shall be provided although the person no longer serves in such capacity and shall include protection for the person's heirs and legal representatives. Indemnities hereunder shall include, but not be limited to, all costs and reasonable counsel fees, fines, penalties, judgments or awards of any kind, and the amount of reasonable settlements, whether or not payable to the Company or to any of the other entities described in the preceding paragraph, or to the policyholders or security holders thereof.

Notwithstanding the foregoing, no indemnification shall be provided with respect to:

         (1) any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan;

         (2) any liability to any entity which is registered as an investment company under the Federal Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of office; and

         (3) any action, claim or proceeding voluntarily initiated by any person seeking indemnification, unless such action, claim or proceeding had been authorized by the Board of Directors or unless such person's indemnification is awarded by vote of the Board of Directors.

In any matter disposed of by settlement or in the event of an adjudication which in the opinion of the General Counsel or his delegate does not make a sufficient determination of conduct which could preclude or permit indemnification in accordance with the preceding paragraphs (1), (2), and (3), the person shall be entitled to indemnification unless, as determined by the majority of the disinterested directors or in the opinion of counsel (who may be an officer of the Company or outside counsel employed by the Company), such person's conduct was such as precludes indemnification under any of such paragraphs.

The Company may at its option indemnify for expenses incurred in connection with any action or proceeding in advance of its final disposition, upon receipt of a satisfactory undertaking for repayment if it be subsequently determined that the person thus indemnified is not entitled to indemnification under this Article V.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                   REPRESENTATION UNDER SECTION 26(e)(2)(A)
                     OF THE INVESTMENT COMPANY ACT OF 1940

Massachusetts Mutual Life Insurance Company hereby represents that fees and charges deducted under the flexible premium variable adjustable life insurance policies described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Massachusetts Mutual Life Insurance Company.

                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement is comprised of the following documents:

The Facing Sheet.

Cross-reference to items required by Form N-8B-2.

The Prospectus consisting of 73 pages.

The Undertaking to File Reports.

The undertaking pursuant to Rule 484 under the Securities Act of 1933.

Representation under Section 26(e)(2)(A) of the Investment Company Act of 1940.

The Signatures.

        Written Consents of the Following Persons:

        1.        PricewaterhouseCoopers LLP, independent accountants.

        2. Counsel opining as to the legality of securities being registered.

        3. Opinion opining as to actuarial matters contained in the Registration Statement by John M. Valencia, Assistant Vice President.

The following Exhibits:

        1. The following Exhibits correspond to those required by Paragraph A of the instructions as to Exhibits in Form N-8B-2:

        A.    (1)   (a)    Resolution of Board of Directors of MassMutual
                           establishing the Separate Account/(3)/
                    (b)    Resolution of Board of Directors of MassMutual
                           establishing the SL10 segment of Massachusetts Mutual
                           Variable Life Separate Account 1/(1)/

              (2)   Not applicable.

              (3)   Form of Distribution Agreements:

                    (a)(1) Form of Distribution Servicing Agreement between
                           MML Distributors, LLC, and MassMutual./(2)/

                    (a)(2) Co-Underwriting Agreement between MML
                           Investors Services, Inc. and MassMutual./(2)/

                    (a)(3) Variable Products Dealer Agreement./(1)/

                    (b)    Not applicable.

                    (c)    Not applicable.

              (4)   Not applicable.

              (5) Form of Flexible Premium Variable Adjustable Life Insurance Policy./(1)/

              (6)   (a)    Certificate of Incorporation of MassMutual./(3)/

                    (b)    By-Laws of MassMutual./(3)/

              (7)   Not applicable.

              (8)   (a)    Participation Agreement with Oppenheimer Variable
                           Account Funds./(1)/

                    (b) Form of Participation Agreement with Panorama Series Fund, Inc./(3)/

                    (c) Participation Agreement with T. Rowe Price Equity Series, Inc./(1)/

                    (d) Participation Agreement with MFS Variable Insurance Trust./(1)/

                    (e) Form of Participation Agreement with Goldman Sachs Variable Insurance Trust./(1)/

                    (f) Participation Agreement with Fidelity Variable Insurance Products Fund II./(1)/

              (9)   Not applicable.

              (10) Form of Application for Flexible Premium Variable Adjustable Life Insurance Policy./(1)/

              (11) Memorandum describing MassMutual's issuance, transfer, and redemption procedures for the Policy./(1)/

         2. Opinion and Consent of Counsel as to the legality of the securities being registered./(1)/

         3. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I.

         4.   Not applicable.

         5. Opinion and consent of John M. Valencia opining as to the illustrations pertaining to the securities being registered./(5)/

        6.    Consent of PricewaterhouseCoopers LLP./(5)/

        7.    (i)   Powers of Attorney./(3)/
              (ii)  Power of Attorney for Roger G. Ackerman./(4)/
              (iii) Power of Attorney for Robert J. O'Connell and Thomas B.
                    Wheeler/(5)/

/(1)/ Incorporated by Reference to Registration Statement File No. 333-65887, filed on October 20, 1998.

/(2)/ Incorporated by reference to Post-Effective Amendment Number 2 to Registration Statement 33-87904 filed on February 28, 1997.

/(3)/ Incorporated by reference to Registration Statement File Number 333-22557, filed on February 28, 1997.

/(4)/ Incorporated by reference to Registration Statement File Number 333-45039, filed on June 4, 1998.

/(5/) Filed herewith

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant, Massachusetts Mutual Variable Life Separate Account I, has caused this Pre-Effective Amendment No.1 to Registration Statement No. 333-65887 to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Springfield and the Commonwealth of Massachusetts, on the 22nd day of January, 1999.

MASSACHUSETTS MUTUAL VARIABLE LIFE SEPARATE ACCOUNT I

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
    (Depositor)

By: /s/ Robert J. O'Connell*
    ------------------------
Robert J. O'Connell, President and Chief Executive Officer
Massachusetts Mutual Life Insurance Company

/s/ Richard M. Howe        On January 22, 1999, as Attorney-in-Fact pursuant to
-------------------        powers of attorney.
*Richard M. Howe

     As required by the Securities Act of 1933, this Pre-Effective Amendment No. 1 to Registration Statement No. 333-65887 has been signed by the following persons in the capacities and on the duties indicated.


     Signature                              Title                                           Date
     ---------                              -----                                           ----

/s/ Robert J. O'Connell*                    President and Chief Executive Officer           January 22, 1999
------------------------
Robert J. O'Connell


/s/ Joseph M. Zubretsky*                    Executive Vice President,                       January 22, 1999
------------------------                    Chief Financial Officer &
Joseph M. Zubretsky                         Chief Accounting Officer



/s/ Roger G. Ackerman*                      Director                                        January 22, 1999
----------------------
Roger G. Ackerman


/s/ James R. Birle*                         Director                                        January 22, 1999
-------------------
James R. Birle


/s/ Gene Chao*                              Director                                        January 22, 1999
--------------
Gene Chao, Ph.D.


/s/ Patricia Diaz Dennis*                   Director                                        January 22, 1999
-------------------------
Patricia Diaz Dennis


/s/ Anthony Downs*                          Director                                        January 22, 1999
------------------
Anthony Downs



/s/ James L. Dunlap*                        Director                                        January 22, 1999
--------------------
James L. Dunlap


/s/ William B. Ellis*                       Director                                        January 22, 1999
---------------------
William B. Ellis, Ph.D.


/s/ Robert M. Furek*                        Director                                        January 22, 1999
--------------------
Robert M. Furek


/s/ Charles K. Gifford*                     Director                                        January 22, 1999
-----------------------
Charles K. Gifford


/s/ William N. Griggs*                      Director                                        January 22, 1999
----------------------
William N. Griggs


/s/ George B. Harvey*                       Director                                        January 22, 1999
---------------------
George B. Harvey


/s/ Barbara B. Hauptfuhrer*                 Director                                        January 22, 1999
---------------------------
Barbara B. Hauptfuhrer


/s/ Sheldon B. Lubar*                       Director                                        January 22, 1999
---------------------
Sheldon B. Lubar


/s/ William B. Marx, Jr.*                   Director                                        January 22, 1999
-------------------------
William B. Marx, Jr.


/s/ John F. Maypole*                        Director                                        January 22, 1999
--------------------
John F. Maypole


/s/ Thomas B. Wheeler*                      Director                                        January 22, 1999
----------------------
Thomas B. Wheeler


/s/ Alfred M. Zeien*                        Director                                        January 22, 1999
--------------------
Alfred M. Zeien


/s/ Richard M. Howe                         On January 22, 1999, as Attorney-in-Fact pursuant to
-------------------                         powers of attorney.
*Richard M. Howe

                                  EXHIBIT LIST


        4.      Opinion and Consent of John M. Valencia

        6.      Consent of  PricewaterhouseCoopers LLP

        7(iii) Powers of Attorney for Robert J. O'Connell and Thomas B. Wheeler